As filed with the Securities and Exchange Commission on July 20, 2015	Registration Statement No. 333-●

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM F-7

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

_______________

Imperial Metals Corporation
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))

580 Hornby Street, Suite 200
Vancouver, British Columbia, Canada
V6C 3B6
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, New York
New York, 10011
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 629-3400
_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share(1) (2)	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (1) (2)
Common Shares	5,500,797	U.S.$6.16	U.S.$33,898,111.43	U.S.$3,938.96

(1)	Calculated in accordance with General Instruction II.F to Form F-7.
(2)
Based on the exchange rate of Cdn.$1.00 to U.S.$0.7703, the noon buying rate as reported by the Bank of Canada on July 20, 2015.  Represents a price of Cdn$8.00 per share and maximum aggregate offering proceeds of Cdn$44,006,376.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

PLEASE READ THIS DOCUMENT CAREFULLY AS IT REQUIRES YOU TO MAKE A DECISION PRIOR TO 2:00 P.M. (VANCOUVER TIME) ON AUGUST 20, 2015. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, BANK MANAGER OR OTHER PROFESSIONAL ADVISOR.

The offer of these securities is made in all provinces of Canada, in the United States in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin, and in all jurisdictions (the "Offshore Jurisdictions") outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any document by Imperial Metals Corporation in the Offshore Jurisdictions in connection with this offering.  No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. This offering is not, and under no circumstances is to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of Imperial Metals Corporation.

Rights Offering Circular	July 20, 2015

Imperial Metals Corporation

Offering of Rights to Subscribe for Common Shares

Imperial Metals Corporation ("Imperial" or the "Corporation") is issuing to the holders of its outstanding common shares (the "Common Shares") of record at the close of business on July 27, 2015 (the "Record Date") rights (each, a "Right") to subscribe for additional Common Shares (the "Rights Shares") on the terms set forth herein (the "Rights Offering" or the "Offering").  Rights will be evidenced by transferable rights certificates (each, a "Rights Certificate").  Each registered holder of Common Shares on the Record Date will receive one Right for each Common Share held.  Every 13.73 Rights plus the sum of $8.00 (the "Subscription Price") are required to subscribe for one Rights Share (the "Basic Subscription Privilege").  The Rights expire at 2:00 p.m. (Vancouver time) (the "Rights Expiry Time") on August 20, 2015 (the "Rights Expiry Date"), after which time unexercised Rights will be void and of no value.

The Rights are fully divisible and fully transferable into and within Canada by the holders thereof.  The Rights may not be transferred to any person within the United States.  Holders of Common Shares in the United States who receive Rights may transfer or resell them only through the facilities of the Toronto Stock Exchange (the "TSX") in transactions that comply with Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

SUMMARY OF RIGHTS OFFERING

Entitlement to Rights:
One Right for each Common Share held by the holder on the Record Date. Based on the number of issued and outstanding Common Shares on the date of this rights offering circular (the "Rights Offering Circular"), 75,525,945 Rights will be issued under the Rights Offering.

Subscription Price:	$8.00 per Rights Share.
Record Date:	July 27, 2015.
Rights Expiry Date:	August 20, 2015.
Rights Expiry Time:	2:00 p.m. (Vancouver time) on the Rights Expiry Date.
Basic Subscription Privilege:	Every 13.73 Rights will entitle the holder to subscribe for one Rights Share at the Subscription Price.
Additional Subscription Privilege:
Holders who exercise their Rights in full are entitled to subscribe for additional Rights Shares, if available as a result of unexercised Rights, at the Subscription Price.  See "Details of the Rights Offering – Additional Subscription Privilege".

Maximum Number of Common Shares Issuable:
A maximum of 5,500,797 Rights Shares will be issuable pursuant to the Rights Offering, representing approximately 7.28% of the issued and outstanding Common Shares on the date hereof. The maximum number of Rights Shares issuable is subject to adjustment for rounding and assuming no convertible securities are exercised into Common Shares before the Record Date.

Maximum Net Proceeds:
The Rights Offering will result in maximum proceeds of approximately $44.0 million from the sale of the Rights Shares, less estimated expenses of the Rights Offering in the amount of approximately $0.8 million, inclusive of the Stand-By Fee. The maximum net proceeds are subject to adjustment for rounding and assuming no convertible securities are exercised into Common Shares before the Record Date.

Minimum Proceeds:	The completion of the Rights Offering is not conditional upon Imperial receiving any minimum amount of subscriptions for the Rights Shares from shareholders of the Corporation (the "Shareholders").
Use of Proceeds:
The Corporation intends to use the net proceeds of the Rights Offering and the concurrent private placements (described under "Private Placements of Convertible Debentures and Common Shares") to repay the $30 million line of credit from Edco Capital Corporation ("Edco") which closed and was advanced in May 2015 ("Loan"), to support the ongoing ramp up of production at the Red Chris mine, to fund the restart of operations at the Mount Polley mine and to provide working capital for the Corporation. See "Use of Proceeds".

Listing:
The Rights will be listed on the TSX under the symbol "III.RT" and will be posted for trading on the TSX until 9:00 a.m. (Vancouver time) on the Rights Expiry Date at which time they will be halted for trading.

Stand-by Commitment:
N. Murray Edwards ("Edwards") and Fairholme Partnership, LP ("Fairholme Partnership") have agreed to subscribe for, at the Subscription Price, those Rights Shares not otherwise subscribed for on the exercise of the Rights under the Basic Subscription Privilege and the Additional Subscription Privilege. See "Stand-By Commitment".

Managing Dealer Fee and Soliciting Fees:	No managing dealer or soliciting dealer has been engaged in connection with this Offering.
Subscription Agent:
Computershare Investor Services Inc. (the "Subscription Agent" or "Computershare") will act as the subscription agent for the Rights Offering and is also the registrar and transfer agent for the Common Shares.

United States Transfer Restrictions:	The Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act. See "U.S. Shareholders".

The foregoing is a summary only of the principal features of the Offering and should be read together with and is qualified in its entirety by the more detailed information appearing elsewhere in this Rights Offering Circular.

To subscribe for Rights Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by the Subscription Agent before the Rights Expiry Time.  Rights not exercised before the Rights Expiry Time will be void and of no value.  See "How to Use the Rights Certificate".  No minimum amount is required to be raised in connection with the Rights Offering.  The Subscription Agent will hold all subscription proceeds until the Rights Expiry Date whereupon the net subscription proceeds after payment of the expenses of the Rights Offering will be transferred to the Corporation.

The outstanding Common Shares are listed for trading on the TSX under the symbol "III".  On July 17, 2015, being the last trading day prior to the announcement of the pricing of the Offering, the closing price of the Common Shares on the TSX was $9.26 (the "Closing Price").  The Subscription Price of $8.00 is equal to a discount of approximately 13.61% from the Closing Price and a discount of over 15.43% from the volume weighted average trading price of the Common Shares on the TSX for the 5 trading days ending July 16, 2015, which was $9.46.  The TSX has approved the listing of the Rights Shares issuable on the exercise of the Rights.  The Subscription Price was determined by the Corporation, having regards to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the Corporation.

If a holder of Common Shares wishes to retain that holder's current percentage ownership in the Corporation and assuming that all Rights are exercised, that holder should purchase all of the Rights Shares for which the holder may subscribe pursuant to the Rights delivered with this Rights Offering.  If that holder does not do so and other Rights holders exercise all of their Rights, that holder's current percentage ownership in the Corporation will be diluted by the issue of Rights Shares under this Rights Offering.

The Rights are being offered in all provinces of Canada, in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin, and in eligible Offshore Jurisdictions (collectively, the "Qualifying Jurisdictions") provided that residents of such jurisdictions, other than Canada and the United States, provide evidence satisfactory to the Corporation that it is not unlawful to participate in the Rights Offering.  This Rights Offering Circular has not been filed with the securities commissions or similar regulatory authority of any jurisdiction other than the securities regulatory authority in each of the provinces of Canada and with the SEC.  The Rights and Rights Shares issuable upon exercise of the Rights are not being offered, with limited exceptions, to persons who are or appear to be, or the Corporation or the Subscription Agent have reason to believe are, located or residents of jurisdictions other than the Qualifying Jurisdictions. See "Details of the Rights Offering – Ineligible Shareholders".

The Corporation will not issue fractional Rights Shares upon the exercise of Rights.  Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder's entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation. See "How to Use the Rights Certificates – No Fractional Rights Shares".

In this Circular, all references to "$" are references to Canadian dollars and references to "US$" are to United States dollars.

The offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.  Financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this circular may have tax consequences in Canada, the United States, or elsewhere.  Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein.  The Canadian tax consequences of the acquisition, holding or disposition of the securities described in this circular, other than the Rights, to investors not resident in Canada may be significant and, in some circumstances, adverse.  Prospective investors should consult their own tax advisors with respect to such tax considerations. See "Certain U.S. Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in this circular may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

NEITHER THE RIGHTS NOR THE RIGHTS SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investment in the Rights and Rights Shares may be regarded as highly speculative due to the nature of the Corporation's business and should only be undertaken by those persons who can afford to lose their entire investment in the securities. See "Risk Factors". The registered and head office of the Corporation is located at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, Canada.

v

TABLE OF CONTENTS

DOCUMENTS FILED WITH REGULATORY AUTHORITIES	1

ELIGIBILITY FOR INVESTMENT	1

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION	1

BUSINESS OF THE CORPORATION	2
Description of the Corporation	2
Main Mineral Operations & Properties	2
2015 Outlook	3
Private Placements of Convertible Debentures and Common Shares	3

DETAILS OF THE RIGHTS OFFERING	4
Eligible Shareholders	4
Basic Subscription Privilege	4
Additional Subscription Privilege	5
Non-Registered, Beneficial Shareholders	5
Rights Expiry Time	5
Rights Certificates	6
Delivery of Rights Certificates by Intermediaries	6
Ineligible Shareholders	6
Offshore Shareholders	7
U.S. Shareholders	7
Income Tax Consequences	8

HOW TO USE THE RIGHTS CERTIFICATE	8
General	8
Exercise of the Basic Subscription Privilege - Form 1	8
Exercise of the Additional Subscription Privilege - Form 2	9
Purchase, Sale or Transfer of Rights - Form 3	9
Dividing or Combining Rights Certificates - Form 4	10
Unexercised Rights	10
Signatures	10
Payment of Subscription Price	11
Delivery of Completed Rights Certificates	11
Reservation of Rights Shares	11
No Fractional Rights Shares	11
Determinations as to Validity of Subscription	11
Delivery of Rights Share Certificates	11
Acceptance by Book-Based Transfer in Canada	12

SUBSCRIPTION AGENT AND TRANSFER AGENT	12

INTENTION OF INSIDERS AND OTHERS TO EXERCISE RIGHTS	12

DESCRIPTION OF THE CORPORATION'S SECURITIES	13
General	13

STAND-BY COMMITMENT	14

PRINCIPAL SHAREHOLDERS	15

CHANGES OF OWNERSHIP	15

SUPPLEMENTARY RELATED PARTY TRANSACTION DISCLOSURE	16

MANAGING DEALER FEE AND SOLICITING DEALER FEES	17

USE OF PROCEEDS	18

RISK FACTORS	19
Risk Factors Relating to Imperial	19
Risk Factors Relating to this Rights Offering	34

STATEMENT AS TO RESALE RESTRICTIONS	35

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	36
Residents of Canada	37
Minimum Tax	38
Non-Residents of Canada	38

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	39
Scope of this Summary	40
U.S. Holders	40
Taxation of Rights	41
Passive Foreign Investment Corporation Rules	43
Taxation of Common Shares	47
Additional Considerations	48

STATUTORY RIGHTS	50

ADDITIONAL INFORMATION	50

INQUIRIES	51

DOCUMENTS FILED WITH REGULATORY AUTHORITIES

For more information about the Corporation, Shareholders are referred to the documents filed with securities regulatory authorities in Canada and the United States. All continuous disclosure documents for the Corporation are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Corporation, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") in effect on the date hereof, provided the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX), the Rights and the Rights Shares issuable upon exercise of the Rights will be, at the particular time, "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account ("TFSA") under the Tax Act (each, a "Registered Plan"), provided, in the case of Rights, the Corporation deals at arm’s length for the purposes of the Tax Act with each person who is an annuitant, a beneficiary, an employer, or a subscriber under, or a holder of, the Registered Plan.

Notwithstanding that the Rights and the Rights Shares issuable upon exercise of the Rights may be qualified investments as described above, the holder of a TFSA or the annuitant under a RRSP or RRIF that holds Rights or Rights Shares will be subject to a penalty tax if such Rights or Rights Shares are a "prohibited investment" for the purposes of the Tax Act. The Rights and the Rights Shares will be a "prohibited investment" if the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm's length with the Corporation for the purposes of the Tax Act; or (ii) has a "significant interest" (within the meaning of the Tax Act) in the Corporation. Prospective holders who intend to hold Rights or the Rights Shares in a TFSA, RRSP or RRIF should consult their own tax advisors to ensure the Rights and Rights Shares would not be a prohibited investment in their particular circumstances.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to the Corporation, certain information contained in this Rights Offering Circular constitutes forward-looking information which are prospective in nature and reflect the current views and/or expectations of Imperial.  Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Such information in this Rights Offering Circular includes, without limitation, statements regarding: mine plans; costs and timing of current and proposed exploration and development; production and marketing; capital expenditures; future expenses and plans relating to ongoing recovery, remediation, rehabilitation, restoration activities and proposed recommencement of operations at the Mount Polley mine; use of proceeds from financings; expectations relating to the construction, commissioning and operation of the Red Chris mine; adequacy of funds for projects and liabilities; expectations relating to the receipt of insurance proceeds; outcome and impact of litigation; expectations relating to results of operations; and markets and pricing of copper and gold and foreign exchange rates.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which Imperial operates, including assumptions that: the Corporation will be able to advance and complete recovery, remediation, rehabilitation and restoration activities at the Mount Polley mine within expected timeframes and budgets; that there will be no significant delay in the recommencement of operations, partial or otherwise, at the Mount Polley mine; that all required permits, approvals and arrangements to proceed with planned remediation and restoration will be obtained in a timely manner; that there will be no interruptions that will materially delay the Corporation’s progress with its remediation and restoration plans; that the Corporation will have access to capital if required; that there will be no material delays in the commissioning and operation of the Red Chris mine; that equipment will operate as expected; that the Corporation’s use of derivative instruments will enable the Corporation to achieve expected pricing protection; that there will be no material adverse change in the market price of commodities and exchange rates; and that the Red Chris mine will be commissioned and operated substantially in accordance with current expected timeframes, budgeted capital and operating expenditures and will achieve expected production outcomes (including with respect to mined grades and mill recoveries). Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information. Important risks that could cause the Corporation’s actual results, revenues, performance or achievements to differ materially from the Corporation’s expectations include, among other things: uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the tailings dam breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the remediation plan; risks relating to timing and amount of the remaining costs and liabilities relating to the tailings dam breach; uncertainty as to actual timing of completion of recovery, remediation and restoration activities and the recommencement of commercial operations at the Mount Polley mine; risks relating to the impact of the tailings dam breach on the Corporation’s reputation; the quantum of claims, fines and penalties that may become payable by the Corporation and the risk that current sources of funds are insufficient to fund liabilities; risks that the Corporation will be unsuccessful in defending against any legal claims or proceedings or advancing or defending potential mediation, arbitration or litigation; risk of costs arising from any unforeseen longer-term environmental consequences of the tailings dam breach at Mount Polley mine; risks that additional financing that may be required may not be available to the Corporation on terms acceptable to the Corporation or at all; currency risks; risks of protesting activity and other civil disobedience restricting access to the Corporation’s properties; failure of plant, equipment or processes to operate in accordance with expectations; cost escalation, unavailability of materials, equipment or skilled workers, labour unrest, power shortages, natural phenomena such as weather conditions negatively impacting the progress of remediation at the Mount Polley mine or the commissioning or operation of the Red Chris mine; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); and other hazards and risks disclosed within the Corporation’s Annual Report and Management’s Discussion and Analysis for the year ended December 31, 2014 and other public filings which are available on the Corporation’s profile on SEDAR at www.sedar.com.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.  The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

BUSINESS OF THE CORPORATION

Description of the Corporation

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Corporation’s principal business and registered and records office address is located at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, Canada.

Main Mineral Operations & Properties

Operations/Properties	Jurisdiction	Type of Operation

Red Chris Mine	British Columbia	open pit copper-gold mine; commissioning of this new mine commenced November 13, 2014
Mount Polley Mine	British Columbia	open pit copper-gold mine
Huckleberry Mine	British Columbia	open pit copper mine

The Corporation's principal product is copper concentrate.

Copper concentrate produced by the Mount Polley, Red Chris and Huckleberry mines is shipped to foreign markets.  Mount Polley copper concentrate is trucked from the mine site, located 100 km northeast of Williams Lake, British Columbia, to the Port of Vancouver for shipment to foreign markets.  The copper concentrate produced by the Red Chris mine, located 80 km south of Dease Lake, British Columbia is trucked to the Port of Stewart for shipment to foreign markets.  Huckleberry copper concentrate is trucked from the mine site, located 123 km southwest of Houston, British Columbia, to the Port of Stewart for shipment to foreign markets.

Imperial, its consolidated subsidiaries, and Huckleberry Mines Ltd., employed 877 people as at December 31, 2014.

2015 Outlook

The Red Chris mine began operations in February 2015 and on February 27 the first concentrate was trucked to the Port of Stewart. The initial shipment of copper concentrate was shipped from the Port of Stewart on April 11, 2015, and two further concentrate shipments have been made to June 30, 2015.  Mill throughput averaged slightly over 20,000 tonnes per day in March.  On June 12, 2015 an amended permit under the Environmental Management Act (British Columbia) for the Red Chris mine was issued by the Ministry of Environment to Red Chris Development Company Ltd.  This permit allows the mine to discharge tailings into the tailings storage facility ("TSF") and discharge water from the TSF subject to water quality guidelines.

The plant commissioning is ongoing, and operating crews are focusing on achieving continuous operations and achieving design metal recoveries.  Tailings dam construction work for 2015 is well underway and the crest has been raised from 1097 meter elevation to 1101 meters, with about 30% of the 2015 dam construction volumes placed.  Red Chris and the Tahltan Nation community leaders negotiated and finalized an impact and benefit co-management agreement in early 2015.  The Tahltan Nation held a referendum in April, and 87% of those who voted in the referendum supported the agreement.

At Mount Polley, the planned repair work on the breach in the perimeter embankment is complete. Work on the buttressing of the embankments continues. Rehabilitation work continues on the upper reaches of Hazeltine Creek.  As part of its ongoing rehabilitation and restoration work on Hazeltine Creek, Mount Polley has submitted its Post-Event Environmental Impact Assessment Report for review by the Ministry of Environment, Ministry of Forests, Lands and Natural Resource Operations, and other stakeholders.

After examining alternatives for a modified restart of mine operations in consultation with First Nations and the Province of British Columbia, Mount Polley submitted applications for the amendments to permits required to restart the mine  with a modified mine plan . In the modified mine plan, ore will be mined from the Cariboo pit and Boundary zone underground workings with tailings from processing being deposited into the Springer pit.  On July 9, 2015 the British Columbia Ministry of Energy and Mines and the Ministry of Environment issued permit amendments to allow for recommencement of operations at the Mount Polley mine. The permits allow a modified operations plan to process a maximum of four million tonnes of ore over one year (approximately 50% of capacity of the processing plant at Mount Polley). Preparations to restart the Mount Polley mine are currently in progress with an anticipated restart by the end of the third quarter of 2015.

Huckleberry management is reviewing mining and milling plans, with a view to reducing costs and optimizing production in response to the weakness in copper prices.  The weaker CDN Dollar is helping to offset the impact of lower copper prices.

Private Placements of Convertible Debentures and Common Shares

By news releases dated May 19, 2015, May 29, 2015 and June 26, 2015, the Corporation announced private placements of convertible debentures (the "Convertible Debentures") and Common Shares (collectively, the "Private Placements").

Under the Convertible Debenture financing, the Corporation intends to issue, on a non-brokered private placement basis, an aggregate of $30.0 million Face Value of 6% 6-year Senior Unsecured Convertible Debentures.  Each $12.00 of Face Value is convertible into one common share of Imperial upon at least 61 days advance notice, and are not callable unless the closing price of Imperial's common shares exceeds 125% of the conversion price for at least 30 consecutive days.  Interest will be payable semi-annually, with the first payment due on June 30, 2016.  Edwards (and/or his affiliates, which include Edco) and Fairholme Partnership have advised that their current intention is to subscribe for an aggregate of 75% of the Convertible Debenture Financing ($22.5 million) and, in exchange for a fee of 3% of the gross proceeds in respect of the remaining 25% of the Convertible Debentures ($7.5 million) to be issued, back stop the Convertible Debenture financing such that they would purchase all the Convertible Debentures not otherwise purchased by other parties offered participation in the Convertible Debenture financing.

Under the Common Share financing, the Corporation intends to issue, on a non-brokered private placement basis, an aggregate of 714,286 Common Shares at issue price of $8.40 per Common Share for aggregate gross proceeds of $6.0 million less estimated expenses of the Common Share financing in the amount of approximately $0.1 million inclusive of the fees noted below.  Edwards and Fairholme Partnership have advised that their current intention is to purchase 282,258 Common Shares and 230,415 Common Shares, respectively, under the Common Share financing.  In exchantge, Edwards (and/or his affiliates, which include Edco) and Fairholme Partnership will receive a fee of 3% of the gross proceeds in respect of the remainder of the Common Share financing (aggregate of 201,613 Common Shares) to back stop the Common Share financing such that they would purchase all the Common Shares not otherwise purchased by other parties offered participation in the Common Share financing.

Proceeds of the Private Placements will be used to repay the Loan, to support the ongoing ramp up of production at the Red Chris mine, to fund the restart of operations at the Mount Polley mine and to provide working capital for the Corporation.  The Private Placements are subject to the receipt of all necessary regulatory and TSX approvals and are expected to be completed prior to or at the time of the completion of the Rights Offering.

DETAILS OF THE RIGHTS OFFERING

Eligible Shareholders

The Rights are being offered in all provinces of Canada, in each state of the United States, except Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin and in eligible Offshore Jurisdictions (collectively, the "Qualifying Jurisdictions") provided that residents of such jurisdictions, other than Canada and the United States, provide evidence satisfactory to the Corporation that it is not unlawful to participate in the Rights Offering.  Any holder of a Rights Certificate whose address of record is in a Qualifying Jurisdiction will be considered an "Eligible Shareholder" for the purposes of this Rights Offering.

Basic Subscription Privilege

Each registered holder of Common Shares of record at 5:00 p.m. (Vancouver time) on the Record Date is entitled to receive one Right for each Common Share held.  Every 13.73 Rights confer the right on the holder thereof to subscribe for one Rights Share at the price of $8.00 per Rights Share (the "Basic Subscription Privilege") at or before the Rights Expiry Time.

The Subscription Price for the Rights was determined by the Corporation, having regard to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the Corporation.  The subscription for Rights Shares upon the exercise of Rights is voluntary.  Holders of Rights should consult their own advisors with respect to the Offering.

Additional Subscription Privilege

Any Eligible Shareholder that has exercised the right to subscribe for all the Rights Shares for which it is entitled to subscribe, under the Rights evidenced by the applicable Rights Certificates, pursuant to the Basic Subscription Privilege, also has the right (the "Additional Subscription Privilege") to subscribe for additional Rights Shares, if available, at the Subscription Price.  Additional Rights Shares will be allocated from those Rights Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time.  A holder who exercises the Additional Subscription Privilege will receive Rights Shares (the "Remaining Rights Shares") equal to the lesser of: (i) the number of Rights Shares that holder subscribes for under the Additional Subscription Privilege; and (ii) the number of Rights Shares that is equal to the aggregate number of Rights Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Rights Offering divided by the aggregate number of Rights previously exercised under the Rights Offering by holders of Rights that have subscribed for Rights Shares under the Additional Subscription Privilege. For further information on the Additional Subscription Privilege and the allocation of Remaining Rights Shares, see "How To Use The Rights Certificate – Additional Subscription Privilege – Form 2".

Non-Registered, Beneficial Shareholders

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a "CDS Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS"), a subscriber may subscribe for Rights Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such CDS Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for Remaining Rights Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber's Rights prior to the Rights Expiry Time, along with payment for the number of Remaining Rights Shares requested.  Any excess funds will be returned by mail or credited to the subscriber's account with its CDS Participant without interest or deduction.  Subscriptions for Rights Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Rights Shares once submitted.  CDS Participants may have an earlier deadline for receipt of instructions and payment than the Rights Expiry Time.

Only registered Shareholders will be provided with Rights Certificates.  For all non-registered, beneficial Shareholders who hold their Common Shares through a CDS Participant in the book-based systems administered by CDS, a global certificate or book-based issuance representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued to CDS.  The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant.  CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Shareholders who hold their Common Shares through a CDS Participant must arrange for exercises, purchases or transfers of Rights through their CDS Participant and should contact the CDS Participant to instruct them accordingly.  It is anticipated by the Corporation that each purchaser of Rights or Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights are issued or such Rights or Rights Shares are purchased in accordance with the practices and policies of such CDS Participant.

Neither the Corporation nor the Subscription Agent will have any liability for: (i) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their CDS Participants.

Rights Expiry Time

The Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time.  The Corporation reserves the right to extend the period of this Offering, in its sole discretion, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to disruption in postal service.  Rights not exercised by the Rights Expiry Time on the Rights Expiry Date will be void and of no value.

Rights Certificates

The Rights are evidenced by transferable Rights Certificates.  A Rights Certificate is being sent to each registered Shareholder of record as of the Record Date, other than those Shareholders whose addresses of record are not in any of the Qualifying Jurisdictions (the "Ineligible Shareholders") (see "Details of the Rights Offering – Ineligible Shareholders"), and is enclosed with this Rights Offering Circular. A register of holders of Rights Certificates will be maintained by the Subscription Agent.  The Rights will be listed and posted for trading on the TSX under the trading symbol "III.RT" commencing two trading days prior to the Record Date and will remain listed and posted for trading until 9:00 a.m. (Vancouver time) on the Rights Expiry Date.  The Rights Shares underlying the Rights will also be listed on the TSX under the symbol "III".  If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Corporation.  The Subscription Agent should be contacted at the subscription office listed below under "How to Use the Rights Certificate – Delivery of Completed Rights Certificates" in the event of the loss, theft or destruction of a Rights Certificate.

A Rights Certificate, by itself, does not confer the rights of a shareholder on the holder of such Rights Certificate.

Delivery of Rights Certificates by Intermediaries

Rights Certificates delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to Ineligible Shareholders who beneficially own Common Shares (see "Details of the Rights Offering – Ineligible Shareholders").  Intermediaries receiving Rights Certificates that would otherwise be deliverable to Ineligible Shareholders should attempt to sell those Rights for the accounts of such Shareholders and should deliver any proceeds of sale to such Shareholders.

Ineligible Shareholders

This Rights Offering Circular has not been filed with the securities commissions or similar regulatory authority of any jurisdiction other than the securities regulatory authority in each of the provinces of Canada and with the SEC.  The Rights and Rights Shares issuable upon exercise of the Rights are not being offered, with limited exceptions, to persons who are or appear to be, or the Corporation or the Subscription Agent have reason to believe are, residents of jurisdictions other than the Qualifying Jurisdictions, nor will the Corporation or Subscription Agent accept subscriptions from any Ineligible Shareholder or from any transferee of Rights who is or appears to be, or who the Corporation or the Subscription Agent have reason to believe is, a resident of any jurisdiction or place other than the Qualifying Jurisdictions unless such security holder or transferee satisfies the Corporation not less than 10 days before the Rights Expiry Date (and if the 10th day prior to the Rights Expiry Date is a Saturday, Sunday or statutory holiday in the City of Vancouver, Province of British Columbia, then such date shall be deemed to be the next business day following the 10th day prior to the Rights Expiry Date) that such offering to and subscription by such security holder or transferee is lawful and in compliance with all securities and other laws applicable in the Qualifying Jurisdictions and the jurisdiction where such security holder or transferee is resident and would not require the Corporation to file any documentation, make any application or pay any payment of any nature whatsoever, including in the case of Ineligible Shareholders resident in Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin any filings or notices required by the applicable securities laws and regulations of such states.

Rights Certificates in respect of Rights issued to Ineligible Shareholders will not be issued and will not be forwarded by the Corporation to Ineligible Shareholders. Ineligible Shareholders may be sent a Rights Offering Circular for information purposes only if permitted pursuant to the applicable laws of their jurisdiction of residence, together with a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold such Rights as agent for the benefit of all Ineligible Shareholders.  Instructions as to the sale, transfer or exercise of the Rights represented thereby will not be accepted from such Shareholders (unless such holders satisfy the Corporation that the offer of Rights to, and subscriptions by, such holders is lawful and in compliance with all securities and other laws as described above). Commencing on the 10th day prior to the Rights Expiry Date (and if the 10th day prior to the Rights Expiry Date is a Saturday, Sunday or statutory holiday in the City of Vancouver, Province of British Columbia, then such date shall be deemed to be the next business day following the 10th day prior to the Rights Expiry Date), the Subscription Agent will use reasonable commercial efforts to sell the Rights evidenced by such Rights Certificates on behalf of all such respective holders at such prices and otherwise in such manner as the Subscription Agent may determine, in its sole discretion.  No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with sale of the Rights.  The net proceeds (less any applicable withholding tax) of such sale will be divided amongst such holders in proportion to the number of Common Shares held by them respectively on the Record Date, provided the net proceeds attributable to such holder equals or exceeds $10.  In the event that the net proceeds attributable to any Ineligible Shareholder is less than $10, then no monies will be paid or delivered to such Ineligible Shareholder and, in such event, the monies will be delivered to the Corporation and the Corporation and the Subscription Agent will have no further obligations to such Ineligible Shareholder whatsoever.

The Subscription Agent's ability to sell the Rights of Ineligible Shareholders, and the price obtained therefor, are dependent on market conditions.  The Subscription Agent will not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price or at all.  The Subscription Agent will act in its capacity as agent of the Ineligible Shareholders on a reasonable commercial efforts basis only and neither the Corporation nor the Subscription Agent will accept responsibility for the price obtained on the sale or the inability to sell the Rights on behalf of any Ineligible Shareholder.

There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and if applicable, the Canadian tax required to be withheld.  In such event, no proceeds will be forwarded.

Shareholders will be presumed to be located and resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation.  A registered Ineligible Shareholder whose address of record is outside the Qualifying Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation and the Subscription Agent, in writing, on or before the tenth day prior to the Rights Expiry Date if such registered shareholder wishes to participate in the Offering on behalf of the beneficial holder and may do so in compliance with the requirements of all securities laws applicable to both the registered and beneficial holder.  Otherwise, the Subscription Agent will sell the Rights of such Shareholder as described above.  Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in a jurisdiction outside of a Qualifying Jurisdiction.  Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

Offshore Shareholders

Any shareholder who is located or resident in or otherwise subject to the laws of a jurisdiction outside Canada and the United States who wishes to exercise the Rights represented by their Rights Certificate will be required to make the certification (included in the packages mailed to those offshore shareholders) that such offshore shareholder's applicable Offshore Jurisdiction provides a rights offering prospectus exemption substantially similar to the exemption provided in Canada or does not otherwise require obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any documents by Imperial in such Offshore Jurisdiction in connection with the Rights Offering (the "Offshore Exemption Confirmation"). Offshore shareholders should consult their own legal counsel in their applicable Offshore Jurisdiction in connection with any Offshore Exemption Confirmation.

U.S. Shareholders

The offering of Rights and Rights Shares issuable on exercise thereof, to or for the account of residents of the United States (the "U.S. Shareholders") is subject to various provisions of United States securities laws, and is being made only to holders of Common Shares as of the Record Date.  The Rights Shares issuable to such persons upon exercise of Rights will be registered on Form F-7 under the U.S. Securities Act, and such Rights Shares will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to "affiliates" of the Corporation, as such term is defined under the U.S. Securities Act.

The Rights are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may be transferred outside the United States only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made outside the United States through the facilities of the TSX in accordance with Regulation S, which is included as part of Form 3 of the Rights Certificate.  See "Purchase, Sale or Transfer of Rights - Form 3".

Income Tax Consequences

The income tax consequences of acquiring, holding or disposing of a Right or the Rights Shares acquired upon exercise of a Right may vary according to the status of the investor, the jurisdiction which he resides or carries on business and his own particular circumstances.  See "Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".  Each investor should seek independent advice regarding such tax consequences based on his own particular circumstances.

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions below, a Rights holder may:

a)	subscribe for Rights Shares under the Basic Subscription Privilege (Form 1);

b)	subscribe for Remaining Rights Shares under the Additional Subscription Privilege (Form 2);

c)	sell or transfer Rights (Form 3); or

d)	divide, combine or exchange a Rights Certificate (Form 4).

Exercise of the Basic Subscription Privilege - Form 1

The payment of the Subscription Price and 13.73 Rights are required to subscribe for one Rights Share.  To determine the number of Rights Shares which may be subscribed for pursuant to the Basic Subscription Privilege, divide the number of Rights set forth on the face of the Rights Certificate by 13.73 (see "Details of the Rights Offering – Basic Subscription Privilege").  The holder of a Rights Certificate may subscribe for all of or any lesser number of Rights Shares for which the Rights Certificate entitles the holder to subscribe by completing and executing Form 1 on the Rights Certificate and delivering the Rights Certificate, together with payment in full of the Subscription Price in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. for those Rights Shares subscribed for, to the Subscription Agent as specified under "How to Use the Rights Certificate – Delivery of Completed Rights Certificates".  Subscriptions may not be revoked after delivery to the Subscription Agent.

Completion of Form 1 constitutes a representation that the holder is not an Ineligible Shareholder.

Exercise of the Additional Subscription Privilege - Form 2

Subscribing for Remaining Rights Shares

In order to exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 of the Rights Certificate for the maximum number of Rights Shares that can be subscribed for given the number of Rights evidenced by such certificate, must also complete Form 2 on the face of the Rights Certificate and specify the number of Remaining Rights Shares desired to be subscribed for.  When the subscriber delivers to the Subscription Agent the completed Rights Certificate and payment for the Rights Shares initially subscribed for under Form 1, payment in the manner described under "How to Use the Rights Certificate – Payment of Subscription Price" must also be enclosed for the Remaining Rights Shares subscribed for under Form 2 pursuant to the Additional Subscription Privilege, failing which such additional subscription shall be invalid. Funds received as payment of the Subscription Price for subscriptions made under the Additional Subscription Privilege will be placed in a segregated account with the Subscription Agent pending allocation of any Remaining Rights Shares pursuant to the Additional Subscription Privilege.  The Additional Subscription Privilege will only be available to Eligible Shareholders.

Allocation of Remaining Rights Shares

If there are sufficient Remaining Rights Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the total number of Remaining Rights Shares subscribed for.

If the aggregate number of Rights Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Rights Shares, the Remaining Rights Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Rights Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of:

a)	the number of Remaining Rights Shares which that holder has subscribed for under the Additional Subscription Privilege; and

b)
the product (disregarding fractions) obtained by multiplying the aggregate number of Remaining Rights Shares by a fraction of which the numerator is the number of Rights Shares subscribed for by that holder under the Basic Subscription Privilege and the denominator is the aggregate number of Rights Shares subscribed for under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege.

If any participant has subscribed for fewer Rights Shares than the number resulting from the application of the formula in (b) above, the excess Rights Shares will be allotted in a similar manner among the participants who were allotted fewer Remaining Rights Shares than they subscribed for.

If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Remaining Rights Shares which falls short of the number specified in Form 2 on the face of the participant's Rights Certificate, the Subscription Agent will, when mailing the certificates for the Rights Shares issued to the participant, refund, without interest or any additional costs, the excess portion of the total Subscription Price paid by the participant.

Purchase, Sale or Transfer of Rights - Form 3

The Rights Certificates will be in registered form. The Rights will be listed and posted for trading on the TSX under the trading symbol "III.RT" commencing two trading days prior to the Record Date and will remain listed and posted for trading until 9:00 a.m. (Vancouver time) on the Rights Expiry Date.

The Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

A Rights holder, in lieu of exercising Rights to subscribe for Rights Shares, may sell or transfer the Rights through the facilities of the TSX personally or through the usual investment channels, such as investment dealers or brokers by completing the Form 3 on the face of the Rights Certificate and delivering the Rights Certificate to the purchaser (transferee).  Rights Certificates will not be registered in the name of an Ineligible Shareholder.  The transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate.  If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Sales or transfers should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

Dividing or Combining Rights Certificates - Form 4

A Rights Certificate may be exchanged for two or more Rights Certificates, and two or more Rights Certificates may be exchanged for a single new Rights Certificate.  In each case, the new Rights Certificate(s) will represent a whole number of Rights aggregating the same number of whole Rights as were evidenced by the original Rights Certificate(s).  Such an exchange may be effected by completing Form 4 as printed on the Rights Certificate and surrendering it to the Subscription Agent at either office as indicated under "How to Use the Rights Certificate – Delivery of Completed Rights Certificates".  This should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

Unexercised Rights

A subscriber who exercises some, but not all, of the Rights evidenced by a Rights Certificate, will be deemed to have elected not to exercise the balance of the Rights evidenced by such Rights Certificate, which will be void and of no value, unless that subscriber elects to divide the Rights Certificate by completing Form 4 (see "How to Use the Rights Certificate – Dividing or Combining Rights Certificates – Form 4").

Signatures

When the original holder signs any form on the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the face of the Rights Certificate. If the Rights Certificate is transferred (see "How to Use the Rights Certificate – Purchase, Sale or Transfer of Rights – Form 3") the signature of the transferor must be guaranteed by a Canadian Schedule 1 chartered bank or eligible guarantor institution with membership in an approved signature medallion program.

If a Rights Certificate is issued to or transferred to two or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege, or to sell or transfer Rights.

If a form on the Rights Certificate is signed by a trustee, executor or administrator, by an officer of a corporation or by any person acting in a representative capacity, the Rights Certificate must be accompanied by evidence satisfactory to the Subscription Agent of authority to so sign.  Such evidence would consist of, in the case of a corporation, a certified extract from the by-laws or a certified copy of a board resolution granting authority to certain officers to sell, assign and transfer securities registered in its name, together with a certificate of the corporate secretary identifying the authorized officers. In the case of a trustee, executor or administrator, or by any person acting in a legal representative capacity, such evidence would consist of appropriate proof of appointment.

Payment of Subscription Price

The Subscription Price for all the Rights Shares subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc.".

Delivery of Completed Rights Certificates

Subscribers should deliver the completed Rights Certificates by registered mail, hand delivery or courier to the Subscription Agent at the following address:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

In case of postal service interruption, subscribers should deliver the Rights Certificates by hand or by courier to the address noted above.

The method of delivery of a Rights Certificate is at the option and risk of the person effecting the same. Imperial recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.

Reservation of Rights Shares

The Corporation will, at all times, reserve a sufficient number of its Rights Shares to permit the exercise of all of the Rights.

No Fractional Rights Shares

The Corporation will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder's entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation.

Determinations as to Validity of Subscription

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by Imperial, in its sole discretion, whose determination shall be final and binding.  All subscriptions are irrevocable.  Imperial reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be deemed unlawful.  The Corporation also reserves the right to waive any defect with regard to any particular subscription.  Neither the Corporation nor Computershare will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.

Delivery of Rights Share Certificates

Certificates for the Rights Shares subscribed for in accordance with this Offering, will be registered in the name of and mailed to the address of the subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.

Acceptance by Book-Based Transfer in Canada

Beneficial Shareholders in the Qualifying Jurisdictions may also accept the Offering in the Qualifying Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS on-line tendering system into the Subscription Agent's account at CDS is received by the Subscription Agent at its office in Toronto, Ontario prior to the Rights Expiry Time.  The Subscription Agent has established an account at CDS for the purpose of the Offering.  Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder's Rights into the Subscription Agent's account in accordance with CDS procedures for such transfer.  Delivery of Rights using the CDS book-based transfer system will constitute a valid tender under the Offering.

Beneficial shareholders in the Qualifying Jurisdictions, through their respective CDS Participants, who utilize the CDS on-line system to accept the Offering through a book-based transfer of their Rights into the Subscription Agent's account with CDS are deemed to have completed a Rights Certificate and therefore such instructions received by the Subscription Agent are considered as a valid tender in accordance with the terms of the Offering. Registered Shareholders must exercise their Rights in accordance with the procedures set out in "How to Use the Rights Certificate".

SUBSCRIPTION AGENT AND TRANSFER AGENT

The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.  The following office of the Subscription Agent has been appointed to perform these services:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

The Corporation will pay the fees and expenses of the Subscription Agent in respect of such services.  The Subscription Agent, through its offices at Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

INTENTION OF INSIDERS AND OTHERS TO EXERCISE RIGHTS

The following insiders of the Corporation or other persons have advised the Corporation that they intend to exercise all of the Rights they receive under this Offering:  (i) Edwards, who has advised that he intends to exercise all of his Rights under the Offering and intends to cause all of his affiliates to do so; (ii) Fairholme Partnership, which has advised that it intends to exercise all of its Rights under the Offering; and (iii) Fairholme Capital Management LLC, which has advised that it intends to exercise not less than 11,628,930 of the Rights to be received by certain funds or accounts over which it exercises discretionary management authority, which, in addition to the 2,038,879 Rights that are intended to be exercised by Fairholme Partnership, total not less than 13,667,809 Rights.  In addition, all of the directors of the Company have advised that they intend to exercise all or a portion of the Rights that they receive under this Offering.  See "Principal Shareholders", below, for information regarding the Common Shares directly and indirectly owned by Edwards, Fairholme Partnership and Fairholme Capital Management LLC.  Also see "Stand-By Commitment".

Shareholders should be aware that the directors and officers of Imperial and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 4,267,302 Common Shares representing approximately 5.65% of the outstanding Common Shares.

To the knowledge of the directors and senior officers of Imperial, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than Edwards (and his affiliates) and Fairholme Capital Management LLC, which is based on the information disclosed on the System for Electronic Disclosure by Insiders ("SEDI") at www.sedi.ca and as provided by such shareholders. For further information concerning the shareholders of the Corporation who holds in excess of 10% of the issued and outstanding Common Shares, see "Principal Shareholders".

Should the directors, officers and other insiders of the Corporation purchase the maximum number of Rights Shares issuable pursuant to the Offering and Remaining Rights Shares pursuant to the Additional Subscription Privilege, the directors, officers and other insiders of Imperial may increase their respective percentage ownership of the outstanding Common Shares following completion of this Offering.

Even if the directors, officers and other insiders of the Corporation do not participate in the Rights Offering, such insiders may increase their respective percentage ownership of the outstanding Common Shares following completion of the Offering.

DESCRIPTION OF THE CORPORATION'S SECURITIES

General

The Corporation's authorized share capital consists of:

•
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors, of which 3,100,000 have been designated as "Series A First Preferred shares" (issued and outstanding – nil);

•	50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (issued and outstanding – nil); and

•	An unlimited number of Common Shares without par value.

As at the date hereof, there were 75,525,945 Common Shares issued and outstanding, all of which are fully paid and non-assessable.  As of the date hereof, the Corporation has:

•	2,237,450 incentive stock options issued under the Corporation's stock option plan exercisable to acquire 2,237,450 Common Shares;

•	750,000 warrants exercisable to acquire 750,000 Common Shares at a price of $20.00 per share until March 12, 2016; and

•	$115 million face value 6% 6-year senior unsecured convertible debentures issued in September 2014, each $12.00 of which is convertible into one Common Share.

Each Common Share entitles its holder to notice of all meetings of holders of Common Shares and to attend and vote at such meetings.  All of the Common Shares rank equally as to participation in dividends as and when declared and in the distribution of Imperial’s remaining assets on a liquidation, dissolution or winding-up.

The directors of Imperial are authorized to issue the First Preferred shares and the Second Preferred shares in one or more series, to set the number of shares in and determine the designation of each such series and to attach such rights and restrictions to each series as they may determine.  No First Preferred shares or Second Preferred shares have been issued subject to call or assessment.  Currently, there are no pre-emptive or conversion or exchange rights attached to First Preferred shares or Second Preferred Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of the authorized share structure of Imperial are contained in the Business Corporations Act (British Columbia).

The foregoing summary of certain the Corporation's authorized share structure and the terms of its Common Shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Corporation's notice of articles and articles.  Copies of the Corporation's notice of articles and articles are available on SEDAR at  www.sedar.com.

STAND-BY COMMITMENT

The Corporation has the right to require Edwards and Fairholme Partnership (together, the "Guarantors") to purchase, on the closing date of the Rights Offering, 66.67% and 33.33%, respectively, of the Rights Shares, issuable under the Rights Offering, which remain unsubscribed for by holders of Rights under the Basic Subscription Privilege and the Additional Subscription Privilege, at the Subscription Price (the "Stand-by Guarantee").  There is no relationship between the Guarantors other than the fact that they are both holders of Common Shares.  The Guarantors have entered into a stand-by commitment agreement (the "Stand-By Agreement") with the Corporation.  Subject to and in accordance with the terms of the Stand-By Agreement, on the closing date of the Rights Offering, if the Corporation requires the Guarantors will pay in immediately available funds by wire transfer to an account designated by the Corporation, or by certified cheque payable to the Corporation or its counsel, the aggregate Subscription Price that is payable for the Rights Shares which remain unsubscribed for to be purchased by the Guarantors, and the Corporation will issue the Rights Shares to the Guarantors and deliver the certificate(s) representing such Rights Shares as soon as practicable thereafter.

Pursuant to the terms of the Stand-By Agreement, either of the Guarantors will be entitled by giving written notice to the Corporation at any time prior to the Rights Expiry Time, to terminate and cancel, without any liability on its part, its obligations under the Stand-By Agreement, if:

a)	there is any material adverse change in the business, financial or operating condition or prospects of the Corporation between the date of the Stand-By Agreement and closing of the Rights Offering;

b)
any representation or warranty of the Corporation made in the Stand-By Agreement is determined not to have been true and correct when made or ceases to be true and correct, or if any covenant of the Corporation made in the Stand-By Agreement is not complied with;

c)	the other Guarantor shall fail to perform its obligations under the Stand-By Agreement;

d)
any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity (as such term is defined in the Stand-By Agreement) pursuant to applicable laws in relation to the Corporation or any of its subsidiaries or in relation to any of the Corporation's directors and officers, any of which suspends or ceases trading in any of the Securities or operates to prevent or restrict the lawful distribution of the Rights or the Rights Shares;

e)
if any order is issued by a Governmental Entity, or if there is any change of law, either of which suspends or ceases trading in any of the Rights or the Rights Shares or operates to prevent or restrict the lawful distribution of any of the Rights or the Rights Shares;

f)	the Corporation fails to obtain any necessary approvals concerning the Rights or the Rights Shares from the Exchange or applicable securities commissions;

g)
the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than five business days for any reason by the Exchange at any time prior to the closing of the Rights Offering; or

h)	if the Rights Offering is terminated or cancelled.

In the event that only one Guarantor either defaults on its obligation under the Stand-By Agreement or terminates its obligations under the Stand-By Agreement, the Company may, but is not obligated to, invite the other Guarantor to exercise the Standby Guarantee of the defaulting or terminating Guarantor, but such other Guarantor will have no obligation to exercise the Standby Guarantee of the defaulting or terminating Guarantor.

As of the date of this Circular, the Guarantors and their affiliates, directly and indirectly, hold or exercise direction or control over, in aggregate, 43,604,047 Common Shares, representing approximately 57.7% of the outstanding Common Shares. The maximum number of Rights Shares that the Guarantors may acquire pursuant to the Offering and stand-by commitment is 5,500,797, being the aggregate number of Rights Shares issuable under the Offering.  Assuming the Guarantors acquire the maximum number of Rights Shares pursuant to the stand-by commitment, the Guarantors would together hold 49,104,844 Common Shares, representing 60.60% of the outstanding Common Shares upon completion of the Offering.

As compensation for performing its obligations under the Stand-by Agreement, the Corporation will pay to the Guarantors a fee (the "Stand-By Fee") equal to 3.0% of the aggregate Subscription Price for the maximum number of Rights Shares that would be issued through the Rights Offering if all of the Rights were exercised, less that number of Rights which are issued in respect of Common Shares:

a)	owned by the Guarantors or;

b)	owned by affiliates of Edwards; and

c)	owned by Fairholme Capital Management LLC, or over which it exercises control or direction (other than the number of Rights received by Fairholme Partnership pursuant to item (a), above).

The Stand-by Fee will be paid to each of the Guarantors in the same proportion as the percentage of the Standby Guarantee for which each is responsible.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Imperial, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out in the table below:

Name	Common Shares Held	Percentage of Outstanding Common Shares
Edwards, and Edco and Edco Financial Holdings Ltd., companies controlled by Edwards(3)	27,211,761(1)	36.0%
Fairholme Capital Management LLC(4)	16,392,286(2)	1.7%
(1)
Does not include 750,000 warrants exercisable to acquire 750,000 Common Shares at a price of $20.00 per share until March 12, 2016, and $40,000,000 principal amount of 6% senior unsecured convertible debentures issued by the Corporation on September 3, 2014.  Does not include any securities to be issued in the Private Placements.

(2)
Does not include $40,000,000 principal amount of 6% senior unsecured convertible debentures issued by the Corporation on September 3, 2014.  Does not include any securities to be issued in the Private Placements.

(3)	Edwards has advised that he intends to exercise all of his Rights under the Offering and intends to cause all of his affiliates to do so.

(4)
Fairholme Capital Management LLC is an investment manager that exercises control or direction over the Common Shares beneficially owned by Fairholme Partnership, as well as Common Shares beneficially owned by other investment funds and accounts managed by it. Fairholme Partnership has advised that it intends to exercise all of its Rights Under the Offering. Fairholme Partnership currently beneficially owns 2,038,879 Common Shares (representing 2.7% of the currently outstanding Common Shares).  Fairholme Capital Management LLC has advised the Corporation that it intends to exercise not less than 11,628,930 of the Rights to be received by certain funds or accounts over which it exercises discretionary management authority, in addition to the 2,038,879 Rights that are intended to be exercised by Fairholme Partnership, for a total of not less than 13,667,809 Rights.

CHANGES OF OWNERSHIP

To the knowledge of the directors and officers of Imperial, there have been no issuances or transfers of securities of the Corporation that have materially affected the control of Imperial since December 31, 2014.

SUPPLEMENTARY RELATED PARTY TRANSACTION DISCLOSURE

The Corporation is providing the following disclosure to supplement its Management Discussion and Analysis disclosure of related party transactions for the year ended December 31, 2014 and the three month period ended March 31, 2015.

For December 31, 2014 Yearend (updated):

Related Party Transactions

Related party transactions and balances with a significant shareholder, a company controlled by a significant shareholder, and a company in which a director is an owner and directors and officers are as follows:

expressed in thousands of dollars	2014	2013
Accrued interest on Senior Unsecured Notes and Convertible Debentures	$2,051	$ -
Trade and other payables (receivable)	$(4)	$ -
Junior Credit Facility	$30,000	$ -
Senior Unsecured Notes (US$53,300)	$61,833	$ -
Convertible Debentures	$40,000	$ -
Line of Credit Facility	$ -	$195,000
Cost of sales	$32	$17
Loan guarantee fee for guarantee of portion of bank loan facility	$91	$473
Financing fees–cash	$1,000	$1,000
Financing fees–warrants	$870	$ -
Interest expense	$9,124	$3,715

The Company incurred the above transactions and balances in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis.

The loan guarantee fees for a portion of bank loan facility are related to the guarantee by Edwards of $75.0 million of the Company’s credit facility with its bank. This credit facility was utilized for general working capital purposes.

Cash financing fees aggregating $1,250,000 in 2014 and 2013 are related to a line of credit facility from Edco utilized to fund development of the Red Chris mine. This line of credit facility was repaid in March 2014 upon completion of the long term financing arrangements for the Red Chris mine. Cash financing fees of $750,000 in 2014 and the warrant financing fees are related to the $75.0 million Junior Credit Facility from Edco. This facility is available to fund any cost overruns at the Red Chris mine and for general working capital purposes.

Edco, directors and officers purchased US$53.3 million of the US$325.0 million Senior Unsecured Note offering which closed in March 2014 and provided part of the long term financing for the Red Chris mine.

Edco purchased $40.0 million of the $115.0 million convertible debentures in September 2014 which provided funding for completing and commissioning the Red Chris mine, remediating the effects of the tailings dam breach at the Mount Polley mine, and for ongoing operations.

Cost of sales and trade and other payables (receivable) relate to mine operating services supplied in the normal course by a company in which Mr. Yurkowski, a director, is an owner.

Interest expense in 2014 is related to the $250.0 million line of credit facility repaid in March 2014 from the long term financing arrangements for the Red Chris mine, the Senior Unsecured Notes and the Junior Credit Facility. Interest expense in 2013 is all related to the line of credit facility.

For March 31, 2015 quarter (updated):

Related Party Transactions

Related party transactions and balances with Edwards, Edco, and a company in which a director is an owner and directors and officers are as follows:

	Three Months Ended March 31
expressed in thousands of dollars	2015	2014
Loan guarantee fee for guarantee of portion of bank loan facility	$ -	$91
Loan guarantee fee for guarantee of Second Lien Credit Facility	$210	$ -
Financing fees–cash	$ -	$1,000
Financing fees–warrants	$ -	$870
Interest	$2,679	$3,188
Accrued interest on Senior Unsecured Notes and Convertible Debentures	$789	$226
Junior Credit Facility	$64,000	$ -
Senior Unsecured Notes (US$53,300)	$67,600	$58,912
Convertible Debentures	$40,000	$ -
Trade and other payables (receivable)	$(4)	$ -

The Company incurred the above transactions and balances in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis.

The loan guarantee fees for a portion of bank loan facility in the 2014 period are related to the guarantee by Edwards of $75.0 million of the Company’s credit facility with its bank. This credit facility was utilized for general working capital purposes.

The loan guarantee fees in the 2015 period are related to the guarantee by Edco of the Second Lien Credit Facility which provided additional liquidity for the commissioning of the Red Chris mine.

Cash financing fees of $250,000 in the 2014 period are related to a line of credit facility from Edco utilized to fund development of the Red Chris mine and was repaid in March 2014 upon completion of the long term financing arrangements for the Red Chris mine. The balance of the 2014 period cash and warrant financing fees are related to the $75.0 million Junior Credit Facility from Edco. This facility is available to fund any cost overruns at the Red Chris mine and for general working capital purposes.

Edco, directors and officers purchased US$53.3 million of the US$325.0 million Senior Unsecured Note offering which closed in March 2014 and provided part of the long term financing for the Red Chris mine.

Edco purchased $40.0 million of the $115.0 million convertible debentures in September 2014 which provided funding for completing and commissioning the Red Chris mine, remediating the effects of the tailings dam breach at the Mount Polley mine, and for ongoing operations.

Trade and other payables (receivable) relate to mine operating services supplied in the normal course by a company in which Mr. Yurkowski, a director, is an owner.

Interest expense in the 2015 period is related to the Senior Unsecured Notes and the Junior Credit Facility. Interest expense in the 2014 period is related to the $250.0 million line of credit facility repaid in March 2014 from the long term financing arrangements for the Red Chris mine and the Senior Unsecured Notes.

MANAGING DEALER FEE AND SOLICITING DEALER FEES

The Corporation has not retained any party to solicit subscriptions for Rights Shares pursuant to the Offering.

USE OF PROCEEDS

The Corporation will receive gross proceeds of approximately $44.0 million (subject to adjustment for rounding and assuming no convertible securities of the Corporation are exercised prior to the Record Date) and net proceeds of approximately $43.2 million after deducting expenses of the issue estimated at $0.8 million, including the Stand-By Fee. The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from Shareholders.

From the Private Placements, the Corporation expects to receive additional gross proceeds of $36.0 million and net proceeds approximately $35.4 million after deducting expenses, including the Stand-By Fee of the Private Placements estimated at $0.6 million.

The Corporation proposes to use the net proceeds from the Rights Offering and the Private Placements as follows:

Use of Net Proceeds	Estimated Expenditure
Repayment of the Loan(1)	$30,000,000
Ramp up of production at Red Chris mine	$16,300,000
Re-start of operations at Mount Polley mine	$17,600,000
General working capital purposes	$14,700,000
Total:	$78,600,000

(1)
The Loan consists of a $30 million unsecured line of credit from Edco, which closed and was advanced on May 29, 2015.  The Loan bears interest at a rate of 12% per annum and matures six months from the date of issue with an arrangement fee of 1% of the principal of the Loan payable in cash.  The proceeds of the Loan were used to support the ongoing ramp up of production at the Red Chris mine and provided working capital for the Corporation.  Edco is an affiliate of Edwards, one of the principal shareholders of the Corporation (see "Principal Shareholders").  As at July 17, 2015, the total outstanding amount owing under the Loan is $30 million.

The Corporation intends to use of a significant portion of the proceeds from the Rights Offering and Private Placements to support the ongoing ramp up of production at the Red Chris mine.  The Corporation is focused on improving mill throughput and metal recoveries at the Red Chris mine.

The Corporation intends to use a significant portion of the proceeds from the Rights Offering and Private Placements is to fund the restart of operations at the Mount Polley mine.  These proceeds will be used to prepare the mine and mill for operation, fund working capital requirements, fund capital additions for water and tailings management related to directing tailings to the Springer pit and fund capital costs for the tailings dam facility. The mine and mill are expected to be in production by the end of the third quarter of 2015.

Included within the category "general working capital purposes" are general working capital requirements for all of the Corporation's business operations, including interest payments in respect of the Loan, Senior Unsecured Notes, and other corporate indebtedness, general corporate and administrative activities and general exploration activities.

The net proceeds from the Rights Offering and Private Placements will be added to working capital to enhance corporate liquidity until deployed.  The allocation of the net proceeds of the Rights Offering and Private Placements may be adjusted within the stated categories of expenditures above depending on, among other things, timing of availability of equipment and services, and general political and market conditions. Further, while the Corporation intends to spend the available funds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary.  In any event, the available funds will be used by the Corporation in furtherance of its business. See "Forward-Looking Information" and "Risk Factors".

RISK FACTORS

The Corporation’s business involves a high degree of risk.  You should carefully consider the risks described below. The risks and uncertainties described below are not the only risks and uncertainties that Imperial faces. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business operations.  If any of those risks actually occurs, the Corporation’s business, financial condition, results of operations and cash flow would suffer.  In this Risk Factors section, Imperial may be referred to as "we", "us" or "our".  The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Information", above.  Prospective investors should carefully review the following factors, together with other information contained or referred to in this Rights Offering Circular, before making an investment decision.

Risk Factors Relating to Imperial

The actual cost to develop the Red Chris project may differ materially from our current estimates and involve unexpected problems or delays.

The current estimate of the amount of capital expenditures that will be required to be incurred to complete, commission and operate the Red Chris mine is based on certain assumptions and analyses made by our management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances.  These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated.  If these estimates prove incorrect, the ongoing capital expenditures and operating costs required to commission and operate the Red Chris mine may increase, which would have a materially adverse effect on Imperial’s business, results of operations, financial condition and cash flows.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there is no assurance that future development activities will result in profitable mining operations or that we will successfully establish operations at the Red Chris mine on our expected timing or at all.  In addition, whether operations at the Red Chris mine can be economically feasible depends upon future copper and gold prices as well as the US dollar to Canadian dollar exchange rate.

The commissioning, operation and future development of the Red Chris mine is capital intensive and may continue to require substantial capital investments that we may be unable to fulfil.  The proceeds from the Rights Offering, together with borrowings under our senior credit facility, the proposed 2015 convertible debentures, the proposed private placement and second lien facility and cash from operations, may be insufficient to fund all estimated capital expenditures associated with the Red Chris mine and other working capital requirements.  To the extent our existing credit facilities, available sources of debt and the proposed financings and expected operating cash flows are insufficient we would need to obtain additional financing which we may not be able to do on favourable terms or at all.  If we are unable to fund the commissioning, operation and future development costs associated with the Red Chris mine, this would have a material adverse effect on our future growth, business, results of operations, financial condition and cash flows.  In addition, if we fail to achieve completion (as defined in the credit agreement that governs the senior credit facility) of the Red Chris mine by December 1, 2015, it would constitute an event of default under our existing loan agreements, which could result in the acceleration of our debt.

The Red Chris mine is subject to the many risks associated with construction and development projects, and our inability to establish successful operations would have a material adverse effect on the Corporation’s future growth, business, results of operations, financial condition and cash flows.

Red Chris is in the commissioning stage of mine start-up.  The Red Chris mine is subject to various risks associated with establishing new operations and business enterprises, including:

•	the timing and cost of commissioning, operation, sustaining capital and future development;

•	the availability of funds to finance construction, commissioning, operation and future development activities;

•	availability and the cost of fuel, water, power, skilled labour, materials, supplies and equipment (and any budget overruns caused thereby);

•	the hiring of key personnel for, commissioning and operations;

•	the ability of our key contractors to perform services for us in the manner contracted for;

•	the need to obtain and maintain all mineral and surface rights and permits necessary to exploit the deposit and discharge water and permitted mine-affected materials;

•	potential opposition from non-governmental organizations, environmental groups or local or indigenous groups, which may delay or prevent operating and development activities;

•	potential delays in procurement and deliveries of equipment;

•	the need to investigate and confirm engineering issues and assumptions, including those related to geological, hydrogeological, metallurgical and geotechnical issues and assumptions;

•	the availability of appropriate off-take arrangements for concentrate produced; and

•	earning and maintaining the social license to operate from host communities.

These and other factors may have the effect of increasing the expected ongoing capital and operating expenditures for the mine.

It is common in new operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production occur often.  Consequently, we may be unable to successfully establish operations at the Red Chris mine on our expected timetable, or at all, and any operations established may not be profitable.  Our inability to establish profitable operations at the Red Chris mine would have a material adverse effect on our future growth, business, results of operations, financial condition and cash flows.

There are material risks and uncertainties associated with the restoration and remediation activities resulting from the Mount Polley mine breach which may adversely affect our business.

The August 4, 2014 tailings dam breach at the Mount Polley mine has resulted in the loss of production from the mine, the primary source of cash flow at that time for the Corporation, and necessitated extensive response and recovery activities, as well as initial rehabilitation and restoration activities.  We may not receive approvals and consents necessary to continue with the remediation and restoration work in a timely manner.  The timing and amount of the remaining costs and the liabilities relating to the tailings dam breach are as yet unknown, as is the actual timing of completion of remediation and restoration activities and the recommencement of commercial operations at the Mount Polley mine.  Furthermore there may be unforeseen or long term environmental consequences as a result of the breach.

It is also unknown at this time whether we may become subject to regulatory or civil claims, fines and penalties or the potential quantum thereof.  We may be unsuccessful in defending against any legal claims that may arise from the breach, and current sources of funds may be insufficient to fund liabilities arising from such claims.  Any additional financing that may be required may not be available to the Corporation on terms acceptable to us or at all.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

The business of exploring for and producing minerals is inherently risky.  Few properties that are explored are ultimately developed into producing mines.  Mineral properties are often non-productive for reasons that cannot be anticipated in advance.  Title claims can impact the exploration, development, operation and sale of any natural resource project.  Availability of skilled people, equipment and infrastructure (including roads, ports and power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing and performance problems, unusual or unexpected geological conditions, ground control problems, periodic interruptions due to inclement or hazardous weather conditions, including as a result of climate change and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.  Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards.  Insurance against certain risks may not be available to the Corporation (including certain liabilities for environmental pollution or other hazards) or to other companies within the industry.  In addition, we may elect not to insure against certain hazards where insurance coverage may not continue to be available at economically feasible premiums, or at all.  These risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, increased production costs, monetary losses and possible legal liability.  Losses from these events may cause us to incur significant costs that would materially adversely affect our business, results of operations, financial condition and cash flows.

Changes in the price of base and precious metals in the world markets, which can fluctuate widely, could adversely affect our business, results of operations, financial condition and cash flows.

The results of our operations are significantly affected by the market price of base and precious metals which are cyclical and subject to substantial price fluctuations.  Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors.  If prices should decline below the Corporation’s cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business.  There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events.

In addition to adversely affecting our reserve estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

General economic conditions or changes in consumption patterns may adversely affect our growth and profitability.

The copper market is volatile and cyclical, and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world.  Should demand weaken and consumption patterns change (in particular, if consumers seek out cheaper substitute materials), the price of copper could be adversely affected, which could negatively affect our results of operations.

The events in the global financial markets since 2007 have had a profound impact on the global economy.  Many industries, including the copper mining industry, were adversely impacted by these market conditions.  Some of the key impacts of the recent financial market turmoil included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and metal markets, a lack of market liquidity and a decrease in access to public financing.  Another downturn in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates could adversely affect our growth and profitability.

Specifically:

•
another global credit/liquidity crisis could impact the cost and availability of debt or equity financing and our overall liquidity and, further, the availability of financing on terms favourable to the Corporation;

•
as China consumes a significant amount of global copper production, the overall state of the Chinese economy, including credit/lending levels, fluctuations in inflation and interest rates and fiscal policy, could have an impact on global demand for copper, thereby potentially affecting copper prices realized by the Corporation;

•	the volatility of metal prices would impact the Corporation’s revenues, profits, losses and cash flows; and

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s production costs.

Any of these factors would adversely affect our business, results of operations, financial condition and cash flows.

We may be adversely affected by the availability and cost of key inputs.

Our competitive position depends on our ability to control operating costs. The cost structure of each operation is based on the location, grade and nature of the ore body, and the management skills at each site as well as the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components. If such supplies become unavailable or their cost increases significantly, the profitability of our mines would be impacted and operations at our mines could be interrupted or halted resulting in a significant adverse impact on our financial condition.  Our management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. Lack of supply or increased costs for any of these inputs would decrease productivity, reduce the profitability of our mines, and potentially result in us suspending operations at our mines.

Many of our costs are driven by supply and market demand. For example, the cost of local materials, like cement, explosives and electricity, will vary based on demand. Our main cost drivers include the cost of labour plus consumables such as electricity, fuel and steel. Wages can be affected by inflation and currency exchange rates and by the shortage of experienced human resources. The costs of fuel and steel are driven by global market supply and demand. In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Concentrate treatment charges and transportation costs are also a significant component of operating costs. Concentrate treatment and refining charges have been volatile in recent years. We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.

Our operations, by their nature, use large amounts of electricity and energy. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in electricity and energy prices could negatively affect our business, financial condition, liquidity and results of operations.

Increases in these costs would have an adverse impact on our results of operations and would adversely affect our business, results of operations, financial condition and cash flows.

We may be unable to compete successfully with other mining companies.

The mining industry is competitive in all of its phases.  We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources, operational experience and technical capabilities and a longer operating history than Imperial does.  We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals.  In addition, competition for exploration resources at all levels is very intense.  Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future.  At certain times when copper prices increase, such increase encourages increases in mining exploration, development and construction activities, which can result in increased demand for and cost of contract exploration, development and construction services and equipment.

Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment.  Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees, which would adversely affect its business, results of operations, financial condition and cash flows.

We are dependent upon third party smelters for processing our products.

Imperial is primarily a producer of concentrates.  These must be processed into metal by independent smelters under concentrate sales agreements in order for us to be paid for its products.  There can be no assurance or guarantee that we will be able to enter into concentrate sales agreements on terms that are favourable to us or at all.

We may become unable to access our markets due to trade barriers.

Access to our markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities.  Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Undue reliance should not be placed on estimates of reserves and resources, since these estimates are subject to numerous uncertainties and may be revised.  Actual reserves could be lower than such estimates, which could adversely affect our operating results, financial condition and cash flows.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations.  The Corporation estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards.  Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting.  Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. Our reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of employees of the Corporation.  These individuals are not "independent" for purposes of applicable securities legislation.  The Corporation does not use outside sources to verify reserves or resources.  The mineral reserve and mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices.  The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or mineral resources may be material.  In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.  There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The volume and grade of reserves the Corporation actually recovers, and rates of production from current mineral reserves, may be less than geological estimates of the reserves.  Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period and may also prompt the Corporation to modify mineral reserves estimates.  There can be no assurance that the indicated amount of ore will be recovered or that it will be recovered at prices we have assumed in determining the mineral reserves.  Fluctuations in the market price of copper, gold and other metals, changing exchange rates and operating and capital costs may make it uneconomical to mine certain mineral reserves in the future.

Mineral reserve estimates can be uncertain because they are based on limited sampling and not the entire ore body.  As the Corporation gains more knowledge and understanding of an ore body through on-going exploration and mining activity, the reserve estimate may change significantly, either positively or negatively.

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Cautionary notice regarding mineral reserve and mineral resource estimates.

Disclosure of mineral reserve and mineral resource classification terms and certain mineral resource estimates that are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators (CSA) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates have been prepared in accordance with NI 43-101.  These standards differ significantly from the mineral reserve disclosure requirements of the Securities and Exchange Commission (SEC) set out in Industry Guide 7.  Consequently, our mineral reserve and resource information is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Terms mineral resources, measured mineral resources, indicated mineral resources and inferred mineral resources comply with the reporting standards in Canada.  Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable.

Our production estimates may be materially different from actual production, which would adversely affect its business, results of operations, financial condition and cash flows.

Our actual production could be different for a variety of reasons, including:

•	short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades;

•	risks and hazards associated with mining, including geotechnical issues such as pit slope stability at open pit operations and structural issues at underground mines;

•	the actual ore mined varying from estimates, grade or tonnage;

•	mine failures;

•	industrial accidents;

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

•	unusual or unexpected geological conditions;

•	changes in power costs and potential power shortages;

•	shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	plant and equipment failure;

•	the inability to process certain types of ore;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	restrictions or regulations imposed by government authorities or other changes in the regulatory environment applicable to the mining industry.

There is no assurance that the Corporation will achieve its production estimates.  Production estimates at new operations such as the Red Chris mine are particularly uncertain and subject to revision.  There are no assurances that production at Red Chris will achieve design capacity in the time periods that the Corporation currently expects, or at all.

The Corporation must continually replace and expand its mineral reserves and mineral resources and the depletion of its mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

Mines have limited lives based on proven and probable mineral reserves.  As a result, the Corporation must continually replace and expand its mineral reserves.  This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.  There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves.  The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to the Corporation.  These estimates may not be correct. Our ability to maintain or increase our annual production of copper, gold and other metals depends in significant part on its ability to find and/or acquire new mineral reserves and bring new mines into production, and to expand mineral reserves at existing mines.

Exploration for minerals is highly speculative in nature and the projects involve many risks.  Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful.  Further, significant costs are incurred to establish mineral reserves and to construct mining and processing facilities.  Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing.  In addition, assuming discovery of an economic ore body, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced.  Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Our exploration and development of new and existing mines may be unsuccessful.

Because the life of a mine is limited by its mineral reserves, we continually look for opportunities to replace and expand our reserves by exploring existing properties and by looking for potential acquisitions of new properties or companies that own new properties.

Exploration and development of mineral properties involves significant financial and operational risk. There is no assurance that we will be successful in our efforts. Very few properties that are explored are later developed into an operating mine. Developing a property involves many risks and unknowns, such as establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and developing it if needed, and obtaining adequate financing. Substantial spending may be made on properties that are later abandoned due to a failure to satisfy any of such factors.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of a project can be affected by changes to them. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Actual costs may increase significantly and economic returns may differ materially from our estimates. Whether a mineral deposit will be commercially viable depends on a number of factors, including, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may be unable to satisfactorily resolve fiscal and tax issues, or fail to obtain permits and approvals necessary to operate a project so that the project may not proceed, either on the original timeline, or at all. New mining operations may experience unexpected problems during start-up, which can cause delays and require more capital than anticipated. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment and could result in the Corporation being unsuccessful in developing new mines. This, in turn, would adversely affect our business, results of operations, financial condition and cash flows.

Our indebtedness could adversely affect its financial condition and prevent it from fulfilling its obligations to debt holders.

In 2014 and 2015 the Corporation completed a number of financing transactions that significantly increased the level of debt it previously carried. These include the senior secured credit facility, the second lien secured credit facility, the junior credit facility (collectively the "Credit Facilities"), the senior unsecured notes (the "Notes"), the convertible debentures and the Loan. As a result, the Corporation has a significant amount of indebtedness.

Subject to the limits contained in the credit agreements that govern the Credit Facilities, the indenture that governs the Notes and other agreements that govern the debt instruments, Imperial may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes.  If the Corporation does so, the risks related to its level of indebtedness could intensify.  Specifically, a high level of indebtedness could have important consequences, including:

•	making it more difficult to satisfy obligations with respect to the Notes and other debt;

•
limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Corporation to make non-strategic divestitures;

•
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the Notes and the agreements that govern the Credit Facilities and other debt contain restrictive covenants that will limit our ability to engage in activities that may be in its long-term best interest.  Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

We may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.  We may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. The Corporation may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow it to meet its scheduled debt service obligations.  The agreements that govern the Credit Facilities and the indenture that governs the Notes restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due.  The Corporation may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, the Corporation conducts a substantial portion of its operations through our subsidiaries, most but not all of which are guarantors of the Notes or our other indebtedness.  Huckleberry, in which the Corporation holds a 50% interest, is not a guarantor of the Notes and the Credit Facilities.  Accordingly, repayment of our indebtedness will be dependent in large measure on the generation of cash flow by our subsidiaries and their ability to make such cash available to Corporation, by dividend, debt repayment or otherwise.  Unless they are or become guarantors of the Notes, Credit Facilities or our other indebtedness, the subsidiaries do not have any obligation to pay amounts due on the Notes, Credit Facilities or our other indebtedness or to make funds available for that purpose.  Imperial’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Corporation to make payments in respect of its indebtedness.  Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from its subsidiaries.  While the indenture that governs the Notes and the agreements that govern Credit Facilities limit the ability of our subsidiaries to adopt restrictions on their ability to pay dividends or make other intercompany payments to the Corporation, these limitations are subject to qualifications and exceptions.  In the event that the Corporation does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

Our inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and ability to satisfy our obligations.

If the Corporation cannot make scheduled payments on its debt, it will be in default and its debt holders could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements, if any, and we could be forced into bankruptcy, liquidation or restructuring proceedings.

Despite our significant level of indebtedness, the Corporation and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks to our financial condition described above.

Imperial and its subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that governs the Notes and the agreements that govern Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent the Corporation from incurring obligations that do not constitute indebtedness.

If additional indebtedness is added to our current debt levels, the related risks that the Corporation now faces could intensify.

The terms of the agreements that govern our Credit Facilities and the indenture that governs the Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the Notes and the agreements that govern Credit Facilities contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreements that govern our senior credit facility and the second lien credit facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under the indenture that governs the Notes or under the agreements that govern the Credit Facilities or our other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under any one of the Credit Facilities would permit the lenders under our senior credit facility and second lien credit facility to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under our senior credit facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, the Corporation and its subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the senior credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and the commitments to lend would terminate. The source of funds for any purchase of the Notes and repayment of borrowings under our senior credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. If we fail to repurchase the Notes in that circumstance, we will be in default under the indenture that governs the Notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the credit agreement that governs our senior credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the Notes, constitute a "change of control" that would require us to repurchase the Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the Notes.

The exercise by the holders of Notes of their right to require us to repurchase the Notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing Notes, we could attempt to refinance the borrowings that contain such prohibitions.

If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness.  Finally, our ability to pay cash to the holders of Notes upon a repurchase may be limited by our then existing financial resources.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Fluctuations in exchange rates may adversely affect our operating and capital costs.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries, especially the US dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of our operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To reduce the exposure to currency fluctuations, the Corporation may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Corporation. In addition, foreign exchange contracts expose the Corporation to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Corporation.

Changes in interest rates may adversely affect our operating and capital costs.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Corporation has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Corporation will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, our possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Corporation.

We may be adversely affected by loss of access to capital.

In general, mining is an extremely capital intensive business. Mining companies need significant amounts of ongoing capital to maintain and improve existing operations, invest in large scale capital projects with long lead times, and manage uncertain development and permitting timelines and the volatility associated with fluctuating metals and input prices. The amount of cash currently generated by our operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Corporation may then be dependent upon debt and equity financing to carry out its exploration and development plans. Financial markets, including banking, debt and equity markets, can be extremely volatile and can prevent us from gaining access to the capital required to maintain and grow our business. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects, and would adversely affect our business, results of operations, financial condition and cash flows.

We are required to obtain government permits and comply with other government regulations to conduct operations.

Regulatory and permitting requirements have a significant impact on our mining operations and can have a material and adverse effect on future cash flow, results of operations and financial condition. In order to conduct mineral exploration and mining activities the Corporation must obtain or renew exploration or mining permits and licenses in accordance with the relevant mining laws and regulations required by governmental authorities having jurisdiction over the mineral projects. There is no guarantee that the Corporation will be granted the necessary permits and licenses, that they will be renewed, or that the Corporation will be in a position to comply with all the conditions that are imposed. Mining is subject to potential risks and liabilities associated with pollution and the storage of rock from mineral exploration and mine operations. Costs related to discovery, evaluation, planning, designing, developing, constructing, operating, closing and remediating mines and other facilities in compliance with these laws and regulations are significant. In addition to environmental protection, applicable laws and regulations govern employee health and safety. Not complying with these laws and regulations can result in enforcement actions that may include corrective measures requiring capital expenditures, installation of additional equipment, remedial action and changes to operating procedures resulting in additional costs and temporary or permanent shutdown of operations. The Corporation may also be required to compensate those parties suffering loss or damage and may face civil or criminal fines or penalties for violating certain laws or regulations. Changes to these laws and regulations in the future could have an adverse effect on our cash flow, results of operations and financial condition.

We are subject to various risks related to environmental, health and safety and other forms of government regulation.

Our mining, processing, development and exploration activities are subject to extensive laws and regulations, which include laws and regulations governing, among other things: the environment, climate change, employee health and safety, mine development, mine operation, mine safety, mine closure and reclamation, exploration, prospecting, taxes, royalties, toxic substances, rock and tailings disposal, land use, water use, land claims of local people and other matters. We require permits and approvals from a variety of regulatory authorities for many aspects of mine development, operation, closure and reclamation. Additionally, permits and approvals may be invalidated or subject to challenges after the date of issuance. Such acts could have a material adverse impact on us, our operations or results.

The Corporation’s historical operations have generated deposits in the form of tailing and rock storage areas. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety.

No assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a manner that could have an adverse effect on our financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, would have a material adverse impact on us, such as increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or could require abandonment or delays in the development of new mining properties.  Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against us, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring  capital expenditures, installation of additional equipment, or remedial actions.  We are exposed to these potential liabilities through our current development projects and operations as well as operations that have been closed or sold.  For example, we could be required to compensate others for losses or damages from our mining activities; and we could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially affect our operating costs and delay or curtail our operations.  There can be no assurance that we have been or will be at all times in compliance with all laws, regulations and permits, that compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws, regulations and permits will not materially or adversely affect our business, operations or results.

Certain of our assets are not wholly owned or are owned through joint ventures, and any disagreement or failure of partners to meet obligations could have a material adverse effect on our results of operations and financial condition.

We hold a 50% interest in Huckleberry Mines Ltd.  The remaining 50% interest is held by the Japan Group, comprised of Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. Our interest in Huckleberry Mines Ltd. is subject to the risks normally associated with the conduct of a joint venture, where joint control exists and all decisions related to relevant activities require unanimous approval of the board of directors, such as capital expenditures, disposition of assets, approval of borrowings, approval of the annual and five year plan, and loans or guarantees.  Huckleberry is an incorporated company which is a separate legal entity.  Huckleberry’s legal form does not provide us with rights to its assets and obligations and there are no terms in the shareholder agreement or similar contractual arrangements which provide us with rights to its assets and obligations for its liabilities.

We also hold a 50% interest in the Ruddock Creek property through our wholly owned subsidiaries.  Mitsui Mining and Smelting Co. Ltd. and Itochu Corporation hold the remaining 30% and 20% interest, respectively, through their respective wholly owned subsidiaries, MK Mining Canada, Corporation and ICM Mining (Canada) Inc.  Our interest in the Ruddock Creek property is subject to the risks normally associated with the conduct of a joint venture.  While we are the operator of the project, MK Mining Canada, Corporation and ICM Mining (Canada) Inc. have approval rights for certain key decisions such as changes in share capital, merger, amalgamation, dissolution of the joint venture, dividends or earning distributions, capital expenditure and operating budgets, exploration budgets, financing and pledge of joint venture assets, suspension or cessation of operations, utilization of derivative instruments, related party transactions, changes in operator or the projects of the joint venture, and hiring of key personnel.

In addition, our co-investors or joint venture partners may have competing interests in our markets that could create conflict of interest issues, and otherwise may have economic or business interests or goals that are inconsistent with our interests or goals and may take actions contrary to our instructions, requests, policies or objectives.

Our co-investors or joint venture partners, such as the ones described above, may have the right to veto any of these decisions and this could therefore lead to a deadlock.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests in such assets, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition: (i) disagreement with co-investors or joint venture partners on how to develop and operate mines efficiently; (ii) inability of our co-investors or joint venture partners to meet their obligations; (iii) litigation with our co-investors or joint venture partners regarding such assets or (iv) failure of our co-investors or joint venture partners to comply with applicable laws, rules or regulations.

We are not able to control the amounts of distributions that Huckleberry Joint Venture may make to us.

The ability of Huckleberry Joint Venture to make distributions to us may be restricted by, among other things, the terms of each of their governing documents. For example, the shareholders’ agreement relating to Huckleberry prohibits Huckleberry from making distributions to us until the majority of directors of Huckleberry have approved such distribution and we have the right to appoint only four of the eight Huckleberry directors. Accordingly, we are not able to control if and when, and the amount of distributions that Huckleberry Venture may make to us.

We face additional risks and uncertainties in our operations in foreign countries.

The Corporation operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments.  Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation.  Further, developing country status or unfavourable political climate may make it difficult for the Corporation to obtain financing for projects in some countries.

We are, or may become, subject to regulatory investigations, claims, litigation and other proceedings, the outcome of which may affect our business, results of operations, financial condition and cash flows.

The nature of our business may subject us from time to time to regulatory investigations, claims, lawsuits and other proceedings and may be involved in disputes with other parties in the future, which may result in litigation. We cannot predict the outcome of any litigation.  Defence and settlement costs may be substantial, even with respect to claims that have no merit. If we cannot resolve these disputes favourably our business, financial condition, results of operations and future prospects may be materially adversely affected.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges would adversely affect our business, results of operation, financial condition and cash flows.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed and title insurance is generally not available. There is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties.

An impairment to or defect in our title to our properties would adversely affect our business, results of operations, financial condition and cash flows.

We are dependent on transportation facilities, infrastructure and certain suppliers, a lack of which could impact our production and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply affect capital and operating costs and the completion of the development of our projects. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure in any of the jurisdictions in which we operate could adversely affect our business, operations or results. Disruptions in the supply of products or services required for our activities in any of the jurisdictions in which we operate would also adversely affect our business, results of operations, financial condition and cash flows.

We depend on key management personnel and may not be able to attract and retain such persons in the future.

Our business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops.  Our success is, and will continue to be to a significant extent, dependent on the expertise and experience of our directors and senior management, and the loss of one or more of such persons could have a materially adverse effect on us. We do not maintain any key man insurance with respect to any of our officers or directors.

We are subject to taxation risk.

We have operations and conduct business in a number of jurisdictions and are subject to the taxation laws of these jurisdictions.

These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us which could adversely affect our profitability and cash flows.

Our ability to repatriate funds from foreign subsidiaries may be limited, or we may incur tax payments when doing so.

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfil our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

Our directors may have interests that conflict with our interests.

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development or with other companies with which we transact and consequently there exists the possibility for such directors to be in a position of conflict. In all cases where directors have an interest in another resource company, such other companies may also compete with us for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of our directors and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact our results of operations and financial position.

Our operations are subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for us. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the mine in order to fund an increase to a reclamation bond. Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity.

If actual costs are significantly higher than our estimates, then our results from operations and financial position could be materially adversely affected.

Asset carrying values are evaluated quarterly and may be subject to write downs.

At each quarter end we undertake an evaluation of our portfolio of producing mines, development projects, exploration and other assets to determine whether indication of impairment exists. Where an indication of impairment exists for post feasibility exploration properties, producing properties and plant and equipment, the recoverability of the carrying values of our properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper and gold prices, foreign exchange rates, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices or in the event of other factors reducing estimated future net cash flows from exploration and development properties, we may be required to take additional material write downs of our exploration and development properties.

The review by management for impairment of our exploration and evaluation properties may be affected by the timing of exploration work, funding priorities, work programs proposed and the exploration results achieved by the Corporation and by others in the related area of interest.

Our use of derivative contracts exposes us to risk of opportunity loss, mark to market accounting adjustments and exposure to counterparty credit risk.

From time to time, we may enter into price risk management contracts to protect against fluctuations in the price of our products, exchange rate movements, and changes in the price of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, precious metals streams, purchased put and call options and other contracts. Any such use of forward or futures contracts can expose us to risk of an opportunity loss. The use of derivative contracts may also result in significant mark to market accounting adjustments, which may have a material adverse impact on our reported financial results. We are exposed to credit risk with contract counterparties, including, but not limited to, sales contracts and derivative contracts. In the event of non- performance by a customer in connection with a contract, we could be exposed to a loss of value for that contract.

Risk Factors Relating to this Rights Offering

Subscription Price not an Indication of Value.

The Subscription Price of $8.00 represents approximately a 13.61% discount to the closing price of the Common Shares on July 17, 2015, the last trading day prior to the Corporation announcing its intention to undertake a Rights Offering, and a discount of over 15.43% from the volume weighted average trading price of the Common Shares on the TSX for the preceding 5 trading days ending on July 16, 2015, which was $9.46.  The Subscription Price was determined by the board of directors of the Corporation and does not necessarily bear any relationship to the book value of Imperial's assets, past operations, cash flows, losses, financial condition or any other established criteria for value.  Shareholders should not consider the Subscription Price as an indication of the Corporation's value.  After the date of this Rights Offering Circular, the Common Shares may trade at prices above or below the Subscription Price.

Decline in the Trading Price May Occur.

The trading price of the Common Shares in the future may decline below the Subscription Price.  Imperial can make no assurance that the Subscription Price will remain below any future trading price for the Common Shares.  Future prices of the Common Shares may adjust positively or negatively depending on various factors including Imperial's future revenues, operations, speculation in the trade or business press about Imperial's operations and overall conditions affecting Imperial's businesses, economic trends and the securities markets.

No Revocation of Right.

Even if the price of the Common Shares declines below the Subscription Price for the Common Shares, resulting in a loss on subscribers' investments upon the exercise of the subscribers' Rights, subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment.  Imperial may, in its discretion, extend the Rights Expiry Time in accordance with applicable Canadian securities laws and the applicable policies of the TSX.  During any potential extension of time, the price of the Common Shares may decline below the Subscription Price and result in a loss on subscribers' investments upon the exercise of the Rights.  If the Rights Expiry Time is extended after subscribers send in their subscription forms and payment, subscribers still may not revoke or change the exercise of Rights.

No Interest on Subscription Funds.

If Imperial cancels the Rights Offering, neither Imperial nor the Subscription Agent will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to subscribers.

Shareholders Need to Act Promptly and Follow Subscription Instructions.

Shareholders who desire to purchase Rights Shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Rights Expiry Time, and any permitted extension of the Rights Expiry Time.  If Shareholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, the Subscription Agent may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received.  Neither Imperial nor the Subscription Agent undertakes to attempt to correct an incomplete or incorrect subscription form or payment. Imperial has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation in the Qualifying Jurisdictions restricts the ability of a holder to trade the Rights and the Rights Shares issuable upon the exercise of such Rights, without certain conditions having been fulfilled or applicable prospectus and registration requirements of applicable securities legislation having been complied with in the Qualifying Jurisdictions.  The following is a general summary of the restrictions governing the first trades of such securities in the Qualifying Jurisdictions.  Additional restrictions apply to "insiders" of the Corporation and holders of the Rights and the Rights Shares issuable upon the exercise of the Rights, who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Corporation for purposes of securities legislation.  Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the securities.

Generally, in Canada, the first trade of any of the Common Shares will be exempt from the prospectus requirements of securities legislation in the Qualifying Jurisdictions if:

a)	the Corporation is and has been a "reporting issuer" in a jurisdiction of Canada for the four months immediately preceding the trade;

b)	the trade is not a "control distribution" as defined in the applicable securities legislation;

c)	no unusual effort is made to prepare the market or to create a demand for the securities;

d)	no extraordinary commission or other consideration is paid in respect of such trade; and

e)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Corporation has been a reporting issuer for more than four months in each of the provinces of British Columbia, Saskatchewan, Ontario and Quebec.

In addition, the Rights may not be transferred to any person within the United States.  The Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by Rights holders through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale.  Certain additional conditions are applicable to the Corporation's "affiliates", as that term is defined under the U.S. Securities Act.  In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

The foregoing is a summary only and is not intended to be exhaustive.  Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Corporation, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax consequences under the Tax Act generally applicable to holders who acquire Rights pursuant to the Rights Offering and Rights Shares issued on the exercise of such Rights and who, at all relevant times, for purposes of the Tax Act (i) hold their existing Common Shares, and will hold their Rights and Rights Shares as capital property; and (ii) deal at arm's length with and are not affiliated with the Corporation (a "Holder"). A Right and Rights Share will generally be capital property to a Holder unless it is held in the course of carrying on a business or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder of Rights or Rights Shares: (i) that is a "financial institution", for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, (v) that has, or will, enter into, with respect to the Right or Rights Shares, a "derivative forward agreement", as defined in the Tax Act, or (vi) that is exemption form tax under Part I of the Tax Act.  Such Holders should consult their own tax advisors.

This summary does not address the deductibility of interest by a Holder that has borrowed money or otherwise incurred debt in connection with the exercise of the Rights offered pursuant to this Rights Offering.

This summary is based on the current provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Rights Offering Circular (the "Proposed Amendments") and on counsel's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency ("CRA") publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holder or prospective holder and no representations with respect to the income tax consequences to any particular Holder or a prospective holder are made. Accordingly, all Holders should consult their own income tax advisors with respect to the specific tax consequences to them of acquiring, holding, exercising and disposing of Rights or Rights Shares.

Residents of Canada

The following portion of the summary generally applies to a Holder who, at all relevant times, is or is deemed to be a resident of Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a "Canadian Holder"). Certain Canadian Holders may, in certain circumstances, be able to make an irrevocable election under subsection 39(4) of the Tax Act to treat the Rights Shares and every "Canadian security" (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years as capital property. Rights are not "Canadian securities" for this purpose; accordingly, the characterization of Rights as capital property is unaffected by a Canadian Holder's election under subsection 39(4) of the Tax Act. Canadian Holders contemplating such an election should first consult their own tax advisors.

Receipt of Rights

No amount will be required to be included in computing the income of a Canadian Holder as a consequence of acquiring Rights pursuant to the Rights Offering. The cost of a Right received pursuant to the Rights Offering will be nil for the purposes of the Tax Act. The adjusted cost base of each identical Right held by a Canadian Holder will be averaged with the adjusted cost base of each other Right held by that Canadian Holder as capital property (including any Rights acquired otherwise than pursuant to this Rights Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized on the exercise of Rights. The cost of a Rights Share acquired on the exercise of Rights will be equal to the aggregate of the amount paid to acquire such Rights Share and the adjusted cost base, if any, of the Right. The adjusted cost base of such Rights Shares will be averaged with the adjusted cost base of all Common Shares held by the Canadian Holder as capital property immediately before the acquisition thereof.

Expiry of Rights

The expiry of an unexercised Right will result in a capital loss to the Canadian Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. The tax treatment of capital losses (if any) is described below under the subheading "Capital Gains and Capital Losses".

Disposition of Rights or Rights Shares

Upon a disposition or deemed disposition of a Right or a Rights Share by a Canadian Holder (in the case of Rights, other than pursuant to the exercise or expiry thereof), the Canadian Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of such Right or Rights Share (if any), as the case may be, to the Canadian Holder. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Receipt of Dividends on Rights Shares

A Canadian Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Canadian Holder's Rights Shares. In the case of a Canadian Holder who is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross up and dividend tax credit rules for "eligible dividends" (as defined in the Tax Act). Eligible dividends will generally include dividends paid by a taxable Canadian corporation, such as the Corporation, where those dividends have been designated as "eligible dividends" by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

A Canadian Holder that is a corporation will be required to include dividends received or deemed to be received on the Rights Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. A corporation that is a "private corporation" or a "subject corporation" for purposes of the Tax Act may also be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's taxable income.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Canadian Holder must be included in the Canadian Holder's income for the year as a taxable capital gain and one-half of any capital loss realized by a Canadian Holder must deducted as an allowable capital loss against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition or deemed disposition of Rights Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Rights Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to which these rules may be relevant should consult with their own tax advisors in this regard.

A Canadian Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) of 6 2/3% on certain investment income which will include an amount in respect of taxable capital gains.

Minimum Tax

In general terms, a Canadian Holder that is an individual or a trust (other than certain specified trusts) that received or is deemed to receive taxable dividends on Rights Shares or realizes a capital gain on the disposition or deemed disposition of Rights Shares, may realize an increase in the Holder’s liability for alternative minimum tax.  Canadian Holders should consult their own tax advisors with respect to application of alternative minimum tax.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold Rights or Rights Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). In addition, this portion of the summary does not apply to a "registered non-resident insurer" or an "authorized foreign bank", both within the meaning of the Tax Act.

Receipt of Rights

The issuance of Rights to a Non-Resident Holder pursuant to the Rights Offering will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights pursuant to the Rights Offering.

Exercise of Rights

The exercise of Rights by a Non-Resident Holder will not constitute a disposition of Rights for purposes of the Tax Act and, consequently, no gain or loss will be realized by the Non-Resident Holder upon the exercise of the Rights.

Expiry of Rights

The expiry of an unexercised Right will not result in any Canadian federal income tax consequences to a Non-Resident Holder provided the Right does not constitute "taxable Canadian property".

Dispositions of the Rights or Rights Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Rights or Rights Shares (including a disposition made on behalf of non-registered, beneficial holders) unless the Rights or Rights Shares disposed of constitute "taxable Canadian property" of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

The Rights will only be "taxable Canadian property" of a Non-Resident Holder if the Rights Shares to be issued upon the exercise of the Rights would be "taxable Canadian property" of the Non-Resident Holder.

Generally, a Rights Share will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which currently includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time, (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, a partnership in which the Non-Resident Holder or the non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), and options in respect of, or interests in, or for civil law right in, any such properties (whether or not such property exists).

As long at the Rights Shares are listed at the time of their disposition or deemed disposition on a "recognized stock exchange" as defined in the Tax Act (which currently includes the TSX) a Non-Resident Holder who disposes of Rights Shares that are deemed to be taxable-Canadian property will not be required to satisfy the obligations imposed under section 116 of the Tax Act

Non-Resident Holders for which the Rights or Rights Shares may constitute "taxable Canadian property" should consult their own tax advisors for advice having regard to their particular circumstances.

Receipt of Dividends on Rights Shares

Dividends on Rights Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the receipt, exercise, termination or disposition of Rights (which for purposes of this discussion, will include any Rights acquired pursuant to the Additional Subscription Privilege) under the Rights Offering and the ownership and disposition of Common Shares received upon the exercise of such Rights. For purposes of this summary, the references to "Rights Shares" shall mean Common Shares received upon the exercise of the Rights.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Rights or Rights Shares acquired upon the exercise of Rights received pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) that have a "functional currency" other than the U.S. dollar; (e) that own Rights, Common Shares or Rights Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) that acquired Rights, Common Shares or Rights Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold Rights, Common Shares or Rights Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rights, Common Shares or Rights Shares in connection with carrying on a business in Canada; (d) persons whose Rights, Common Shares or Rights Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Rights, Common Shares or Rights Shares, the U.S. federal income tax consequences to such entity and the owners of such entity generally will depend on the activities of the entity and the status of such owners. This summary does not discuss U.S. tax consequences to such entities or owners. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the  U.S.  federal  income  tax  consequences arising  from  and  relating  to  the  receipt,  exercise,  termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

Taxation of Rights

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Corporation Rules".

Receipt of Rights

Generally, a U.S. Holder that receives a right to acquire shares will not be treated as receiving a taxable dividend. However, under certain circumstances, a U.S. Holder that receives a right to acquire shares may be treated as receiving a taxable dividend in an amount equal to the value of such right. For example, a U.S. Holder that receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder's proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the preceding sentence, the term "shareholder" includes holders of warrants, options and convertible securities. During the last 36 months, the Corporation has not made any distributions of cash or non-stock property with respect to: (i) shares of the Corporation; or  (ii) options or  warrants to  acquire shares of  the  Corporation. The  distribution of  the  Rights hereunder is an isolated transaction and is not part of a plan to increase any shareholder's proportionate interest in our earnings and profits. The Corporation does not have any convertible debt outstanding. Nor does the Corporation currently intend to issue any convertible debt or pay any dividends on Common Shares (other than the issuance of the Rights in connection with the Rights Offering).

While the issue is not free from doubt, the Corporation believes that the distribution of the Rights should be treated as a non-taxable stock distribution under Section 305(a) of the Code and the Corporation and its agents (including the depositary) intend to treat the distribution of the Rights consistently with this belief. The following discussion is based upon the treatment of the Right issuance as a non-recognition event for federal income tax purposes under Section 305(a) of the Code. The following discussion assumes that the IRS and U.S. courts will respect the Corporation's position and that the U.S. Holder is not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, the Corporation's position is not binding on the IRS and no assurance can be made that the IRS will not disagree with such position. If the Corporation's position were finally determined by the IRS or a U.S. court to be incorrect, the fair market value of the Rights a U.S. Holder receives would be taxable to that U.S. Holder as a dividend in the manner described below under "Taxation of Common Shares — Taxation of Distributions". Although no assurance can be given, it is anticipated that the Corporation will not have current and accumulated earnings and profits through the end of 2015. U.S. Holders should consult their own tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

If the fair market value of the Rights on the date of their distribution equals or exceeds 15% of the fair market value on such date the Common Shares with respect to which the Rights are distributed, a U.S. Holder's tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.

If the fair market value of the Rights on the date the Corporation distributes them is less than 15% of the fair market value of the Common Shares on the same date, a U.S. Holder's tax basis in such Rights will be zero and the U.S. Holder's basis in the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing, a U.S. Holder may elect (in a statement attached to the U.S. Holder's United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of the U.S. Holder's basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights an investor receives pursuant to the Offering.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the Right. The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash a U.S. Holder receives in exchange for such Right. If the consideration a U.S. Holder receives for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment the U.S. Holder receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an "established securities market" and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

Subject to the passive foreign investment company (as defined below, a "PFIC") rules discussed below, any gain or loss a U.S. Holder recognizes on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if the U.S. Holder's holding period in the Right is deemed to be greater than one year. A U.S. Holder's holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which the U.S. Holder received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Termination of Rights

If a U.S. Holder allows a Right to expire without such Right being exercised, sold or exchanged by the U.S. Holder or on the U.S. Holder's behalf, no portion of the tax basis in the Common Shares owned by such holder with respect to which such Rights were distributed will be allocated to the unexercised Rights. If a U.S. Holder allocates a portion of its tax basis in the Common Shares held by such holder to the Rights and the Rights expire without exercise after the holder disposes of the Common Shares with respect to which the Rights were received, then the tax consequences are unclear. Either the U.S. Holder recomputes its gain or loss from the sale of the Common Shares as if no basis were allocated to the Rights or the U.S. Holder should recognize a capital loss from the expiration of the Rights equal to the tax basis allocated to such Rights. U.S. Holders should consult their own tax advisors regarding this issue.

Exercise of Rights

The exercise of a Right by a U.S. Holder will not be a taxable transaction for United States federal income tax purposes. A U.S. Holder's initial basis in Rights Shares acquired upon exercise of a Right generally will be equal to the Subscription Price plus the U.S. Holder's basis (if any) in the Right in U.S. dollars. Subject to the PFIC rules discussed below, the holding period for Rights Shares acquired on the exercise of a Right will begin on the date of exercise.

Passive Foreign Investment Corporation Rules

If the Corporation is considered a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Rights or Rights Shares. The Corporation believes that it was classified as a PFIC for its tax year ended December 31, 2014, and based on current business plans and financial expectations, the Corporation expects to be a PFIC for its current tax year ending December 31, 2015 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation concerning its PFIC status or that the Corporation was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the "income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares will depend on whether such U.S. Holder makes a timely election to treat the Corporation (and/or a Subsidiary PFIC) as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a timely mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Common Shares or Rights Shares (as described below, a QEF Election will not be available with respect to the Rights). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares and (b) any excess distribution received on the Common Shares and Rights Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares and Rights Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on such Common Shares and Rights Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares, Rights, or Rights Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Rights Shares or Rights, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Rights Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares and Rights Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to Rights.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under the rules described below, the holding period for the Rights Shares will begin on the date a U.S. Holder acquires the Rights. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Rights Shares. Thus, a U.S. Holder will have to account for Rights Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under "QEF Election" and under "Mark-to-Market Election".
QEF Election

A U.S. Holder that makes a timely QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits" of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Rights Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder's Rights Shares. However, a U.S. Holder of Rights Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Rights Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Rights Shares were sold for fair market value on the date such U.S. Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Rights by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisors regarding the application of the PFIC rules to the Common Shares, Rights, and Rights Shares.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares and with respect to the shares in any Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a  PFIC  Annual Information Statement, to a timely filed U.S. federal income tax return.  However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Rights Shares are marketable stock. The Common Shares and Rights Shares generally will be "marketable stock" if the Common Shares and Rights Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder's Rights Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Rights Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder's holding period for Rights Shares includes the period during which such U.S. Holder held the Rights, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Rights Shares after the beginning of such U.S. Holder's holding period for the Rights Shares unless the Rights Shares are acquired in the same tax year as the year in which the U.S. Holder received its Rights. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Rights Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Rights Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Common Shares and any Rights Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares and any Rights Shares, over (ii) the fair market value of such Common Shares and any Rights Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares and Rights Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Rights Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to- Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return.  A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Rights Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Rights Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Rights Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, Rights or Rights Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Rights or Rights Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Rights or Rights Shares.

In addition, a U.S. Holder who acquires Common Shares, Rights or Rights Shares from a decedent will not receive a "step up" in tax basis of such Common Shares, Rights or Rights Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares.

Taxation of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Corporation Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Taxation of Common Shares – Sale or Other Taxable Disposition of Common Shares" below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Subject to the PFIC rules discussed above, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Rights or Common Shares. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Common Shares, and net gains from the disposition of the Rights or Common Shares.  Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax.  Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Rights or Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years.  Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments.  U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Rights and Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Rights or Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on Common Shares, and proceeds arising from the sale or other taxable disposition of, Rights or Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within the prescribed time limits. Security holders should refer to the applicable provisions of securities legislation of the province of residence for particulars of those rights, or consult with a lawyer.

ADDITIONAL INFORMATION

Further information regarding the Corporation, its activities and its financial results may be found in the Corporation's continuous disclosure documents, copies of which can be obtained on SEDAR at  www.sedar.com.

INQUIRIES

By Telephone:

North American Toll Free: 1-800-564-6253
Outside North America: 1-514-982-7555

By E-Mail to:

corporateactions@computershare.com

By Hand, Courier or Registered Mail to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
 Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

By Regular Mail to:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description
1.1	Standby Guarantee Agreement dated July 20, 2015 with N. Murray Edwards and Fairholme Partnership, LP
3.1	Consent of Thorsteinssons LLP
4.1	Powers of Attorney (contained on the signature pages of this registration statement)

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PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on July 20, 2015.

IMPERIAL METALS CORPORATION

By:	/s/Brian Kynoch
Name: Brian Kynoch Title: President

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SIGNATURES AND POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Brian Kynoch and Andre Deepwell as his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Kynoch
Brian Kynoch	President and Director (Principal Executive Officer)	July 20, 2015
/s/ Andre Deepwell
Andre Deepwell	Chief Financial Officer & Corporate Secretary (Principal Financial and Accounting Officer)	July 20, 2015
/s/ Pierre Lebel
Pierre Lebel	Chairman	July 20, 2015

/s/ Larry Moeller
Larry Moeller	Lead Director	July 20, 2015

/s/ Ted Muraro
Ted Muraro	Director	July 20, 2015

Laurie Pare	Director	July 20, 2015

Ed Yurkowski	Director	July 20, 2015

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Imperial Metals Corporation in the United States, on July 20, 2015.

STERLING GOLD MINING CORPORATION

By:	/s/Andre Deepwell
Name: Andre Deepwell Title: Chief Financial Officer and Corporate Secretary

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INDEX TO EXHIBITS

Exhibit	Description
1.1	Standby Guarantee Agreement dated July 20, 2015 with N. Murray Edwards and Fairholme Partnership, LP
3.1	Consent of Thorsteinssons LLP
4.1	Powers of Attorney (contained on the signature pages of this registration statement)

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